                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                   __________________________________________


                                   FORM 10-SB

                                ________________



                        GENERAL FORM OF REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               CARBITE GOLF, INC.

                 (Name of Small Business Issuer in its charter)

British Columbia, Canada                                          33-0770893
(State or other jurisdiction                                  (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                       6330 NANCY RIDGE DRIVE, SUITE 107
                                SAN DIEGO, CA                           92121

                    (Address of principal executive offices)          (Zip code)

                   Issuer's telephone number (858) 625-0065

       SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  None

          SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                          Common Stock, No Par Value
                               (Title of class)

                                    PART I

Forward-Looking Statements

     This document contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

     These forward-looking statements are based on management's expectations as of the date hereof, and the Company does not undertake any responsibility to update these statements in the future. Actual future performance and results could differ materially from those contained in or suggested by these forward-looking statements as a result of the factors set forth in this Form 10-SB, including without limitation the disclosures made under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors That May Affect Future Results and Financial Condition" and the other risks detailed in the Company's reports to be filed with the Securities and Exchange Commission.


                            DESCRIPTION OF BUSINESS

Overview

     Carbite Golf, Inc. (the "Company"), through its wholly-owned subsidiary Carbite, Inc., designs, develops, and markets high quality innovative golf clubs based on its proprietary powder metallurgy technology. The products currently include wedges, putters, utility woods, wood sets and iron sets.

     The Company does not manufacture the principal components of its clubs (clubheads, shafts, and grips), but purchases the components from outside suppliers and then assembles, packages and ships the products at the San Diego, California headquarters.

     The Company markets and sells its products through a diverse combination of
(i) wholesale sales to on-course and off-course golf retail shops and selected sporting goods retailers; and (ii) direct response sales to consumers through television infomercials, direct mail, telemarketing and the internet.

     The Company is a holding company and all of the golf club operations described herein are conducted through its wholly-owned subsidiary, Carbite, Inc.

Organization

     The Company was incorporated in 1985 in British Columbia, Canada under the name Q Data Systems, Inc. In 1986, the Company conducted a public offering in Canada only. Its stock has been publicly traded on the Vancouver Stock Exchange since 1986. The current trading symbol is "CAB".

     From 1985 to 1996, the Company was involved in a variety of non-golf businesses, including electronic devices and an automobile dealership. In 1991, the name was changed to Consolidated Q Data Systems, Inc.

     In September, 1997, the Company completed the acquisition of two privately-held, California corporations involved in the golf equipment business: (i) Carbite, Inc., which had developed a line of wedges and other golf clubs using patented powder metallurgy technology; and (ii) Advanced Golf Systems, Inc. which was Carbite's joint venture

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partner in a television infomercial selling golf clubs under the name ViperBite.
In connection with these acquisitions, the Company changed its name to Carbite Golf, Inc., effective January 4, 1996.

     By December 31, 1998, the Company's only assets were its ownership of all the stock in Carbite, Inc. and Advanced Golf Systems. Since Advanced Golf's only asset is its joint venture with Carbite, it is considered a discontinued operation and the Company intends to formally dissolve it in 1999.

Proprietary Technology Applied to Golf Clubs

     After its incorporation in 1988, Carbite, Inc. began developing products using the proprietary metallurgical technology developed by its founder, Chester
S. Shira, a metallurgist with an avid interest in golf. Mr. Shira's original concept was that a tungsten carbide surface inserted on the face of a golf club would improve performance by increasing ball control through backspin. By 1992, Mr. Shira had secured six patents and the USGA had approved the inserts as conforming to the Rules of Golf. Carbite, Inc. introduced its first products in mid-1992 and by year end 1998 had grown to annual sales of $15 million.

Inserts

     The Company's initial innovation was a friction-enhancing insert for irons designed to increase backspin. The insert combines tungsten carbide particles in a bronze alloy matrix, creating a slightly abrasive, but durable, club face designed to create more backspin than traditional non-sandblasted clubs. The Company believes that greater backspin assists in greater control for players at all skill levels.

     The insert has been primarily applied to wedge products where the Company believes extra spin is particularly helpful. The inaugural insert product was the Check-Mate wedge, introduced in 1992, with a traditional head shape/size offered in four loft configurations. Two other Check-Mate models (CS-100 and CS-200) were added in 1995. In 1997, the insert technology was extended to two new products - the Diatanium wedge which combines titanium and diamond particles designed to decrease weight and increase durability and ball control; and the JS Series Putters which feature a soft bronze version of the insert designed to optimize softness of feel and playability.

     Taylor Made Golf has licensed the insert for use on its "Tour Wedge" product. Professional golfers have also used the club in competition - the Company believes that more than 60 players on the PGA Tour, Senior Tour, LPGA and Nike Tour currently use wedges which incorporate inserts using Carbite technology.

Surface Technology and Plating

     The Company has developed a surface plating process which is designed for performance benefits similar to the insert, but which are less expensive to manufacture. This technology was first used on the ViperBite, an oversized wedge, which was introduced in mid-1995 through a television infomercial. The success of the wedge helped create a market for ViperBite iron sets, introduced in mid-1996.

     In March, 1997 the Company launched a utility wood, since discontinued, called the Gyroseven, which combined the surface plating with a keel-shaped sole and offset head designed to create an easy-to-hit alternative to the long iron. This design has since been extended to a full line of Carbite Gear Effect Metal Woods (1-3-4-5-7-9).

Dual Density - Polar Balanced

     The Company is the assignee of all rights to a patent on a process to fabricate and join dissimilar metals with different densities in a single club. The Company believes that such technology (which it refers to as "Dual Density") has significant potential as the industry continues to move toward club heads with bigger "sweet spots" which are more

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forgiving on off-center hits. Dual Density is designed to achieve this by combining lightweight metals in the hitting area and denser materials in the heel and toe.

     The Company's first application of this technology is to a new family of Polar Balanced Putters which combine lightweight titanium or aluminum in the hitting area with dense tungsten in the heel and toe. This combination is designed to produce an increase in resistance to twisting at the moment of impact (in metallurgical parlance, the "Moment of Inertia;" in golf parlance, a bigger "Sweet Spot"). The complete product line (titanium and aluminum models) was introduced in January, 1998.

     The Company believes there are significant opportunities in the production of full iron sets with the Dual Density process. This opportunity has been highlighted by the introduction of multiple material irons from various industry leaders. The Company's first products in this area are its Tungsten Tour Irons (a full line of irons) which are designed to bias the weight of the club head to help square the club at impact.

Products

     The Company operates in the golf club segment within the golf industry and offers wedges, putters, irons, and woods. These clubs are designed and priced to compete at the premium and middle range price levels. The Company sells substantially all of its golf clubs under the Carbite brand name.

     The following table sets forth the contribution to net sales attributable to the Company's product groups for the periods indicated:


                                  Year Ended December 31,                          Nine Months Ended
                           1998                             1997                   September 30, 1999
              ---------------------------        -------------------------   ---------------------------
Putters         $12,370,000            79%        $  428,396             5%    $11,522,556            82%

Woods           $ 1,942,000            12%        $3,632,203            43%    $   505,910             4%

Wedges          $ 1,172,000             7%        $4,419,319            52%    $ 1,766,515            12%

Other           $   178,000             2%        $        0             0%    $   267,652             2%

Net Sales       $14,527,670           100%        $8,480,111           100%    $14,062,633           100%
                ===========           ===         ==========           ===     ===========           ===

     The Company currently offers the following products:

Polar Balanced Putters

     In the Polar Balanced Putter, 70% of the total putter-head weight is strategically placed at the toe and heel. Tungsten weights, with twice the density of lead, are molecularly bonded to an ultra light center section of aluminum. This technology is designed to reduce club head rotation at impact, even on off-center hits. The Polar Balanced series of putters are designed to have a higher moment of inertia than most conventionally shaped putters which the Company believes make them more accurate and forgiving than other putters.

     Polar Balanced Putters are available in four models (ZG, ZH, ZI and ZM), all with steel or aluminum shafts.

Tour Insert Wedges

     The Tour Insert Wedge Series stresses performance through design, materials and technology. Carbite's patented high-friction insert blends powdered soft bronze with diamond and tungsten carbide particles designed to

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deliver extended wear and coefficient of friction. This technology was designed to provide performance through spin control so the ball holds the green from any approach shot.

     Tour Insert Wedges are available in three loft configurations (52(degrees) Approach, 56(degrees) Sand and 60(degrees) Lob) with steel or graphite shafts.

Gear Effect Metal Woods

     Gear Effect Metal Woods are designed to impart proper spin on the ball at the point of impact that keeps it working to the center of the fairway. A mis-hit towards the toe will generally move back to the intended target line. The Company believes this feature helps to ensure more consistent directional control instead of slices or hooks. The exclusive high friction club face grips the ball at impact. The offset head is designed to prevent slices by keeping the hands ahead of the ball at impact. The lightweight grip and shaft are designed to provide for greater club head speed for increased distance. A radiused keel-shaped sole is designed to pick the ball cleanly from the tightest lies to the deepest rough.

     Gear Effect Metal Woods are available in Driver, 3 Wood, 4 Wood, 5 Wood, 7 Wood and 9 Wood, all in graphite shafts.

Tungsten Tour Irons

     Tungsten Tour Irons are designed to bias the weight toward the heel or toe to help square the club face at impact. Unique weighted inserts made from a blend of 70% copper and 30% tungsten are designed to modify the club handling with the goal of reducing hooks and slices.

     For the long irons, the weighting is moved toward the heel. For shorter clubs, the weight is shifted toward the toe. These irons also feature a progressive offset with a mid-size cavity back head.

     Tungsten Tour Irons are available in full sets of 3-Iron through Pitching Wedge, in graphite or steel shaft.

New Products

     For 1999, Carbite introduced an assortment of new products which added to the wedge and putter lines and expanded the overall product line to include wood and iron sets: two new models of the Polar Balanced Putter (the ZI and the ZM); Tour Insert Wedges offered in three configurations; Tungsten Tour Iron Sets; and Gear Effect Metal Woods offered in six lofts. See Discussion at "Products", page 4-5.

     The Polar Balanced Putter accounted for 81.9% and 66% of net sales for the nine months ended September 30, 1999 and the fiscal year ended December 31, 1998. A decline in the demand for, or a decline in the average selling price of, these putters would have a material adverse impact on the Company's business, operations and financial condition.

Product Design and Development

     The Company believes that the development of new products and the on-going enhancement of its product lines are necessary for its growth and success. Product design at the Company is a result of the integrated efforts of its product design team, marketing departments and outside manufacturers, all of which work together to generate new ideas for golf equipment. The Company's research and development expenses for the nine months ended September 30, 1999, and for the fiscal years ended December 31, 1998 and 1997 were $341,703, $345,000 and $243,000,

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respectively. The Company intends to invest significant amounts in its research and development activities through the remainder of 1999 and beyond.

     The product design effort is headed by Chester S. Shira, the Company's Chairman who has over 40 years experience as a metallurgist engineer, and Joe Sery, Vice President of Engineering, a mechanical engineer and industrial engineer. The Company also employs on an as-needed basis outside consultants who work on specific design features of new products.

     The design team assimilates ideas from many sources, including professional golfers, sales personnel, and the marketing department, and incorporates the golf equipment standards developed by the USGA. Once the basic design parameters and materials are determined, working designs are formulated, generally with computer-aided design software, followed by brass models and prototype molds. A small number of sample club heads are created and used for testing. After field testing, any design changes are implemented and the specifications are given to potential outside manufacturers who are selected based on price and quality. Once the initial products are inspected and approved, mass production may begin.

     The regular introduction of new products does, however, have certain risks. Prior designs of the Company, even if successful, may be rendered obsolete within a relatively short period of time as new products are introduced. Basic design changes in existing golf equipment and new models may be met with consumer rejection. New products with lower prices can decrease revenues even with increased unit sales. The rapid introduction of new products could result in closeouts of existing inventories for wholesale and retail sales. Such closeouts could reduce margins on sales of older products and reduce sales of new products. Such events could have a material adverse impact on the Company's operations.

     The Company plans its orders to manufacturers based upon the forecasted demand for its products. Actual demand may be more or less than forecasted demand. Since the Company's overseas club-head vendors generally require 30-45 day lead times to produce heads after a purchase order is placed, and since shipments from these vendors average 25-30 days, the Company's ability to quickly expand its manufacturing capacity for new products is limited. If the Company is unable to produce sufficient quantities of new products in time to fulfill actual demand, it could limit the Company's sales and adversely affect its financial performance. If actual demand is less than forecasted, the Company could have excess inventories and related obsolescent charges that could adversely affect financial performance.

Sales and Marketing

     The Company sells its products through wholesale sales to on-course and off-course golf retail shops and selected sporting goods retailers and through direct sales to consumers using television infomercials, direct mail, telemarketing and the Company's web site.

     Retail Sales. A significant portion of the Company's sales are to U.S. retailers. To generate retailer loyalty and maintain its high quality reputation, the Company does not currently sell to price sensitive general discount warehouses or membership chains. For the nine months ended September 30, 1999 and for the fiscal years ended December 31, 1998 and 1997, sales to retailers accounted for approximately 71%, 46% and 57%, respectively, of total sales.

     Retail accounts are handled by a national network of independent sales representatives supported by the Company's executive office and a telemarketing team of 12 employees in San Diego. At September 30, 1999, the Company had 32 independent sales representatives who receive a commission on qualifying sales and are free to sell for other golf equipment companies. Although the Company works closely with its sales representatives, it cannot directly control or insure the effectiveness of their sales and marketing activities.

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     All product orders from retailers and other customers are subject to cancellation or rescheduling by the customer prior to shipment with limited or no penalties. While the Company believes its relationships with its customers are satisfactory, there can be no assurance the Company will be able to maintain such relationships in the future.

     International Sales. The Company markets its products outside the United States through independent distributors. The primary foreign market is Japan. Sales have also been made in Korea, United Kingdom, Germany, Sweden, Puerto Rico and the Phillippines. International sales accounted for 14.7%, 6% and 2.3% of the Company's net sales for the nine months ended September 30, 1999, and for the 1998 and 1997 fiscal years, respectively.

     The Company's primary foreign distributor is a United States company, which sells the Polar Balanced putter and other products through infomercials in Japan. Sales to this distributor were approximately $1,704,619 (12.4% of overall net sales) for the nine months ended September 30, 1999 and approximately $1,122,993 (9% of overall net sales) for the fiscal year 1998.

     The Company's foreign operations increase the Company's exposure to fluctuations in exchange rates for various foreign currencies which could result in losses, and in turn, adversely impact the Company's business, financial conditions and results of operations.

     Customer Service Support. The Company believes that superior customer service can significantly enhance its marketing efforts. The Company maintains an in-house customer service department for both wholesale and direct consumer trade. A 24-hour 7-day-a-week inbound telemarketing company answers customer calls generated by the Company's infomercials. The Company's sales representatives directly service the retail accounts.

     Advertising and Promotion. The Company seeks to promote its products through a cost-effective combination of public relations, promotion, print advertising, and printed sales materials which invoke the theme of a "material advantage" through technology. To date, the Company has avoided general image advertising (in television or print), choosing instead to focus its marketing budget on direct response advertising which the Company believes has a more predictable impact on sales and can be a cost-effective way to simultaneously build brand name recognition, communicate a product story, and sell product. The Company regularly places direct response advertisements in national print publications such as Golf Digest and Golf World and has used television infomercials for specific products.

     Infomercials. The Company has successfully used television infomercials to launch new products. The ViperBite in 1995, the Gyroseven utility wood in 1997, and the Polar Balanced Putter in 1998 were all introduced to the market through infomercials. The Company believes that good infomercials can enhance consumer awareness of its products, make immediate sales, and expand the retail customer base. Infomercials are typically 28 minutes long, feature celebrities, pro athletes and/or golf professionals and are shown primarily on the Golf Channel and major regional sports channels. During their economic life, they are often aired every day, particularly on weekends.

     Direct Response. In addition to direct response advertising, the Company pursues direct consumer sales with sophisticated direct mail and telemarketing programs, spearheaded by the Company's in-house telemarketing department in San Diego. Since most direct response sales are made by credit card, the Company is able to secure cash payment before shipment without any credit risk or accounts receivable management.

     Product Endorsements. The Company promotes its products to touring golf professionals. In August, 1999, the Company entered into a five-year Endorsement Agreement with professional golfer Fuzzy Zoeller whereby Zoeller will play, endorse, and assist in the development of Carbite products worldwide. The Agreement calls for payments to Zoeller in a combination of cash and stock of $138,000 for the first six months (August, 1999 to February 2000) and five annual payments of cash and stock thereafter with a dollar value of $300,000 in Year 2, $300,000 in Year 3,

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$500,000 in Year 4, $550,000 in Year 5 and $575,000 in Year 6. The Company has
the right to terminate the arrangement if 2001 sales do not reach $25 million.

     Carbite Golf Web Site.   The Company's products are promoted and offered
for sale on the Company's internet web site (www.carbitegolf.com).

     The Company's total advertising and marketing related expenses were approximately $5.3 million and $3.0 million for the fiscal years 1998 and 1997, and $4.6 million for the nine months ended September 30, 1999.

Manufacturing, Assembly and Raw Materials

     The principal components for the Company's golf clubs (clubheads, shafts and grips) are manufactured by outside suppliers and shipped to the Company for assembly. The suppliers are selected based on the quality of the finished products, materials, dependability and pricing. All clubheads are designed by the Company which provides the manufacturers with detailed specifications. They are inspected prior to shipment by a quality control inspector employed by the Company in Taiwan.

     All assembly operations, including painting, stenciling and the application of trade dress, are completed at the Company's facility in San Diego, California. All components are inspected upon arrival from the suppliers and are assembled under the supervision of a full-time quality control inspector who conducts numerous visual inspections at various points along the assembly process.

     The Company is dependent on a limited number of suppliers and does not have prior written agreements with them. The principal clubhead suppliers, all based in Taiwan, are CIPA, New Abiding, Tibest International and Ever Ring. The principal shaft suppliers are True Temper, Neo Fiber and Titan. The principal grip suppliers are Rubberon, Eaton and Lamkin. Some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads, shafts and grips could be obtained from alternative manufacturers, but any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse effect on the Company's business, results of operations and financial position.

Dependence on Major Customers

     During the fiscal years ended December 31, 1998 and 1997, no customer accounted for more than 10% of net sales revenue. For the nine months ended September 30, 1999, one foreign distributor accounted for approximately 12.4% of net sales.

Patents and Trademarks

     The Company is the exclusive assignee, subject to a royalty obligation, of the following seven U.S. registered patents owned by Chester S. Shira which give the Company the exclusive right to produce golf clubs incorporating the proprietary powder metallurgy processes set forth in these patents: No. 4,768,787 (issued 9/6/88); No. 4,992,236 (issued 2/12/91); No. 5,062,638 (issued
11/5/91); No. 5,094,810 (issued 3/10/92); No. 5,217,227 (issued 6/8/93); No.
5,669,825 (issued 9/23/97); and No. 5,755,626 (issued 5/26/98).  Eight additional patent applications are pending, but have not been issued.

     The Company's ability to compete effectively in the golf club market will depend, in part, on its ability to maintain the proprietary nature of its technologies and products covered by these patents. There can be no assurance, however, as to the degree of protection afforded by these patents or as to the likelihood that patents will be issued from

                                       8
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the pending patent applications. Moreover, these patents may have limited commercial value or may lack sufficient breadth to adequately protect the aspects of the Company's products to which the patents relate.

     There can be no assurance that competitors, many of which have substantially greater resources than the Company and have made substantial investments in competing products, will not apply for and obtain patents of their own that will prevent, limit or interfere with the Company's ability to make and sell its products. The Company is aware of numerous patents held by third parties that relate to products competitive to the Company's. There is no assurance that these patents would not be used as a basis to challenge the validity or limit the scope the Company's patent rights. A successful challenge to the validity of the Company's patents may adversely affect the Company's competitive position. Moreover, there can be no assurance that such patent holders or other third parties will not claim infringement by the Company with respect to current and future products. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently-pending U.S. applications will eventually issue with claims that will be infringed by the Company's products or technologies. The defense and prosecution of patent suits is costly and time-consuming, even if the ultimate outcome is favorable. This is particularly true in foreign countries where expenses associated with such proceedings can be prohibitive. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require the Company to cease selling products or require disputed rights to be licensed from third parties. Such licenses may not be available on satisfactory terms, or at all. The Company also relies on unpatented proprietary technology. Third parties could develop the same or similar technology or otherwise obtain access to the Company's proprietary technology.

     The Company's products are principally sold under the Carbite brand name. The Company is the owner of the following U.S. trademarks registered with the U.S. Patent office: "Carbite;" "Check Mate;" "Multi Density;" "Dual Density;" and "Diatanium." The "Carbite" mark is also registered in Japan and Germany.

     The Company has applied for U.S. registration of the following marks and such applications are pending: "Ti-Gear;" "Di-Gear;" "Nomis;" "Yipless;" "Multi Density;" "Dual Density;" "Polar Balanced;" "Dovetail Design;" "Enerlite;" and "Mometal." There can be no assurance that any such pending trademarks will be granted.

     In 1997, Orlimar Golf Company advised the Company that it believed that the Gyroseven wood infringed Orlimar's rights in the trademark "Gyro" which Orlimar had previously used on a putter product. To resolve this matter, the Company agreed to cease production of additional Gyrosevens and paid a royalty to Orlimar totaling $25,000. The Company no longer uses the Gyroseven name.

     The Company has developed procedures to maintain the secrecy of its confidential business information. These procedures include criteria for access to and distribution of information and require written confidentiality agreements with certain employees and vendors. There can be no assurance these measures will prove adequate in all instances to protect the Company's confidential information.

Licenses

     In January, 1995, the Company licensed to Taylor Made Golf Company the rights to use its bronze high friction inserts under the Taylor Made brand name on irons. In March, 1997, that agreement was extended through December 31, 1999. Taylor Made may purchase the inserts directly from the supplier, subject to certain exceptions. For the fiscal years ended December 31, 1998 and 1997, and for the nine months ended September 30, 1999, the Company received royalty fees of $60,101, $202,778 and $5,000 from Taylor Made.

     In October 28, 1998, the Company entered into a License Agreement with KZG Golf, Inc. for the brazing of copper tungsten wood heads manufactured for Orlimar Golf's TriMetal wood products. The term of the License Agreement is five years and requires a minimum annual payment of $5,000. The License Agreement may be terminated by either party in the event of a material breach. For the fiscal year ended December 31, 1998 and for the nine months

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ended September 30, 1999, the Company was paid $221,308 and $161,571, respectively, in royalties pursuant to this License Agreement.

Daiwa Agreements

     In September, 1999, the Company entered into two agreements with Daiwa Seiko of Japan:

     A Trademark License Agreement which permits the Company to use the Daiwa name and other trademarks of Daiwa on golf products in the United States. The term is five years with an option for an additional five-year term. The Company is obligated to pay a royalty of 6% of the Company's FOB purchase price on all products sold under the license. The agreement is subject to termination upon certain events, including failure to meet certain minimum royalty amounts ($75,000 in Year 1, $225,000 in Year 2, $250,000 in Year 3, $375,000 in Year 4
and $450,000 in Year 5).

     A Distribution Agreement which designates the Company as the exclusive distributor of Daiwa golf products in the United States for a term of five years with an option to renew for an additional five years. The agreement is subject to termination upon certain events, including the failure for two consecutive years to undertake to meet certain minimum purchase obligations, which begin at $1.75 million for the first year of the agreement and escalate substantially each year thereafter. The agreement grants Daiwa an option, exercisable through September, 2002, to buy 300,000 shares of the Company's common stock at fair market value. The Company must also pay 10% of Daiwa net sales for advertising and promotion of Daiwa products in the United States.

Competition

     The Company operates in a highly-competitive market which is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. The Company believes it competes in the mid-priced to premium-priced segment of the golf club industry. The majority of the Company's competitors have substantially greater capital resources, depth of management and brand name identification in the golf industry than the Company. The Company believes it competes primarily on the basis of performance, quality, price and brand name recognition. The Company's competitors include Callaway, Taylor Made, Ping, Titleist, Odyssey and Cleveland.

     The golf club industry is generally characterized by rapid and widespread imitation of popular technologies, designs and product concepts developed by both new and/or existing competitors. Occasionally, new market entrants may develop innovative club designs which meet with acceptance from golf club purchasers, leading to unanticipated changes in consumer preferences. Many purchasers of golf clubs desire golf clubs that feature the latest technological innovations and cosmetic designs, and their purchasing decisions are often the result of highly subjective preferences which can be influenced by many factors, including, advertising, media and product endorsements. The Company could, therefore, face substantial competition from existing or new competitors who successfully introduce new clubs perceived to offer performance advantages and greater aesthetic appeal. Golf club manufacturers which do not currently compete directly with the Company could pose significant competition in the future if they were to enter the market of medium to premium-priced high-quality clubs. There can be no assurance the Company will compete successfully in the future.

Seasonality

     Golf generally is regarded as a warm weather sport and sales of golf equipment historically have been strongest during the second and third quarters, with the weakest sales occurring during the fourth quarter. As a result, the Company's operating results are highly seasonal. Sales of golf clubs are also dependent on discretionary consumer spending, which may be affected by general economic conditions. A decrease in consumer spending generally could result in decreased spending on golf equipment, which could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future results of operations could also be affected by a number of other factors, such as the unseasonal "El Nino" weather patterns experienced during the winter of 1997-1998; new product introductions by the Company's competitors; competitive pressures resulting in lower than expected average selling prices; and a reduction in sales volume.

     Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall. Technological advances by competitors or other competitive factors may require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. Likewise, the results of any quarter are not indicative of results to be expected for a full fiscal year.

Product Warranty

     The Company supports all of its golf clubs with a limited two year written warranty to the original purchaser. To date, the Company has experienced only nominal warranty claims which are generally resolved with a replacement product. The Company monitors the level and nature of any products breakage and, where appropriate, seeks to incorporate design and product changes to assure its customers of the highest quality products. If Carbite clubs were to experience a significant increase in the incidence of breakage or other product problems, the Company's sales and image with golfers could be materially adversely affected.

Regulatory Matters

     The design of new golf clubs is subject to various regulations by the United States Golf Association ("USGA") relating to materials, construction, size and weight of golf clubs. Although the equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, the Company believes it is critical for its success that its clubs comply with USGA standards. The Company's current products all comply with USGA standards.

  The process of securing a favorable ruling from the USGA on a given product is subjective and no assurance can be given that any new products will receive USGA approval or that existing USGA standards will not be altered in ways that could adversely affect the sales of the Company's products in the future. If any of the Company's clubs were found to be non-conforming to USGA standards, it could have a materially adverse effect on the Company's sales, image and overall financial performance.

     The Company's facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste and emissions and hazardous substances. The Company is also subject to the federal Occupational Safety and Health Act and other laws and regulations affecting the safety and health of employees in the production areas of its facilities. The Company believes it is in compliance in all material respects with all applicable environmental and occupational safety regulations.

Employees

     As of September 30, 1999, the Company had 83 full-time employees, including 36 in product assembly and shipping, 29 in sales and marketing, and 18 in management, finance and administration. None of the Company's employees are represented by a union, and the Company has not experienced any work stoppages. The Company considers its relations with its employees to be satisfactory.

Acquisitions

     The Company regularly reviews possible acquisition opportunities to potentially expand its business. The Company may make acquisitions of, or strategic alliances with, complementary services, technologies, product designs or businesses in the future, but only if such are available on advantageous terms and can substantially aid the Company in expanding its market share and product line. There can be no assurance, however, that any future acquisition or other arrangement will be completed or that, if completed, any such acquisition will be effectively assimilated into the Company's business.

     Acquisitions involve numerous risks, including loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel and operations of the acquired company, the potential disruption of the Company's ongoing business, the maintenance of uniform standards, controls, procedures and policies, and the impairment of the Company's reputation and relationships with employees and customers. Any future acquisitions could also result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

Enforceability of Certain Civil Liabilities

     The Company is a Canadian corporation. One of its five directors and its accountants referenced herein reside outside of the United States.
Substantially all of the assets of these persons are located outside of the United States. However, the sole asset of the Company, Carbite, Inc. and all of the Carbite, Inc.'s assets are located in the United States. It may not be possible for investors to effect services of process within the United States upon the director and the accountants who reside outside of the United States, or to enforce against the Company or such persons judgments obtained in a United States court predicated upon the liability provisions of the United States securities laws. The Company believes there is doubt as to the enforceability in British Columbia, Canada, where the Company's principal executive offices are located, of judgments against the Company or its directors or accountants named herein who are not residents of the United States, predicated solely on the civil liability provisions of these laws.

Additional Information

     The Company furnishes its shareholders with an annual report containing audited financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian G.A.A.P.") that have been reported on by its independent chartered accountants that will include, if applicable, a reconciliation between the presentation made in accordance with Canadian G.A.A.P. and one made in accordance with generally accepted accounting principles in the United States ("G.A.A.P."). The Company also furnishes its shareholders with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

     Upon completion of this registration, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission ("Commission"). Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, DC 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, DC 20549 at prescribed rates.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATION

     The following management's discussion and analysis of financial condition and results of operations addresses the performance of the Company for the Nine Months Ended September 30, 1999 and 1998, and the fiscal years ended December 31, 1998 and 1997, and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Registration Statement.

Overview

     The Company was originally incorporated in British Columbia, Canada in 1985 as Q Data Systems, Inc. and its stock has been publicly traded on the Vancouver Stock Exchange since 1986. The Company's original business was the development and sale of an electronic stock quotation device. In 1992, the Company changed its name to Consolidated Q Data Systems, Inc. and expanded its business with the acquisition of an automobile dealership. Both of those businesses were discontinued in 1996.

     In June 1994, the Company invested $1.4 million through a series of transactions to acquire 50% of the outstanding equity in Carbite, Inc. and secured an option to purchase the remaining 50%. In January 1996, the Company changed its name to Carbite Golf, Inc.

     In a transaction that closed September 3, 1997, the Company completed its acquisition of Carbite, Inc. through a share exchange of 6.78 million shares of the Company's common stock at a price of $.90 Canadian for all the outstanding shares of Carbite, Inc. Simultaneously, the Company completed its acquisition of Advanced Golf Systems, Inc. through a share exchange of 700,000 shares of the Company's common stock at a price of $.90 Canadian for all the outstanding shares of Advanced Golf Systems, Inc. and warrants to purchase an additional 700,000 shares, all of which expired unexercised in September, 1999. The merger of the Company with Carbite, Inc. and Advanced Golf Systems, Inc. was approved by the Vancouver Stock Exchange and the California Department of Corporations in September 1997, and in connection with the merger, the Company obtained a fairness opinion from KPMG LLP.

     In August 1997, the Company acquired the assets of Printer Graphics, a printing business based in Vancouver, Canada which printing business was subsequently discontinued in September 1998.

     The Company's financial results are derived primarily from the operating results of its wholly-owned subsidiary, Carbite, Inc., whose operating results are included in the consolidated financial statements only from September 3, 1997 forward, the date the Company completed its merger with Carbite, Inc. The other wholly-owned subsidiary of the Company, Advanced Golf Systems, a California corporation, has no on-going operations and the Company intends to dissolve it in 1999.

     Carbite, Inc.'s net sales are primarily derived from sales of golf equipment to on-course and off-course golf shops, selected sporting goods retailers, international distributors and direct sales to consumers. Carbite, Inc.'s sales increased to $10.6 million for 1996 from $2.9 million for 1995, decreased to $8.7 million in 1997 and then increased to $15.6 million in 1998. For the nine months ended September 30, 1999 sales increased to $14.1 million from $12.2 million for the nine months ended September 30, 1998. Carbite, Inc.'s net sales are accounted for on an accrual basis for all wholesale sales and on a cash basis for direct consumer sales.

     Carbite, Inc. does not currently manufacture the components required to assemble its golf clubs, relying instead on component suppliers. Costs of the clubs consist primarily of component parts, including the head, shaft and grip. The Company's cost of goods sold includes labor and occupancy costs in connection with the inspection, testing and assembly of component parts at its facility in San Diego, California. Operating expenses are composed primarily of selling and royalty expenses, general and administrative expenses, research and development expenses. Selling and royalty expenses include advertising and marketing expenses, salaries and commissions, and royalties and consulting fees paid to talent and the producer of the Company's infomercials. During the fiscal years ended December 31, 1997, December 31, 1998 and for the nine months ended September 30, 1999, royalties were approximately 1% of net sales.

Results of Operations

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     The following table sets forth the Company's operating results expressed as a percentage of net sales for the Nine Months Ending September 30, 1999 compared with the Nine Months Ending September 30, 1998. The Company believes this is the first nine-month period to period comparison of consolidated results that is generally indicative of the relative financial components of the Company's operations since Carbite, Inc. results were included in the Company's consolidated financial statements only as of September 3, 1997.

                                              Statement of Operations

                                                         Nine Months Ending September 30,
                                                         1999                        1998
                                                    ---------------------------------------------
                                                                       (US Dollars)
Net Sales                                            $14,062,812   100.00%  $12,168,503   100.00%
Cost of goods sold                                     7,142,713    50.79%    5,017,305    41.23%

Gross profit                                           6,920,099    49.21%    7,151,198    58.77%

Selling expenses                                       4,405,246    31.33%    5,059,820    41.58%

Operating expenses                                     1,325,623     9.42%      920,285     7.56%

Net operating income                                   1,189,230     8.46%    1,171,093     9.62%

Research and development                                (341,703)   -2.43%     (241,744)   -1.99%

Other expenses                                            (7,866)   -0.06%      (39,372)   -0.32%

Amortization of goodwill and deferred costs             (304,883)   -2.17%     (304,868)   -2.51%

Gain on discontinued printing operation                   68,138     0.48%           --     0.00%

Loss on disposal of fixed assets                              --     0.00%      (31,670)   -0.26%

Income (loss) before income taxes                        602,916     4.29%      553,439     4.54%

Income taxes                                            (397,722)   -2.83%           --     0.00%

Net income (loss)                                        205,194     1.46%      553,439     4.54%


     Net sales increased to $14.1 million for the Nine Months Ended September 30, 1999 from $12.2 million for the comparable period of 1998, primarily due to strong wholesale sales of the Polar Balanced Putters. Sales of the Polar Balanced Putter began with an infomercial marketing campaign in March 1998 and for the nine months ended September 30, 1999, direct consumer sales of the putters were $443,000 and wholesale sales to distributors were $3,048,000. In the first quarter of 1998, the Company was still running the infomercial campaign for the Gyroseven Wood, which produced $375,000 in direct consumer sales and $107,000 in wholesale sales. The Gyroseven infomercial was not used in 1999.

     Cost of goods sold increased to $7,142,713 for the nine months ended September 30, 1999 compared to $5,017,305 for the comparable period in 1998.
The increase is the result of the increase in sales and a change in the mix of sales described below. Gross profit decreased to $6,920,099 for the nine months ending September 30, 1999, from $7,151,198 for the comparable period in 1998. The gross profit percentages were 49.2% and 58.8% respectively. The reason for the decrease in gross profit percentage is due to the sales mix changing to a greater percentage of wholesale sales versus direct consumer sales in 1999. Wholesale sales have a gross profit ranging from 40-55% compared to 250-400% for direct consumer sales.

     Operating income increased to $1,189,230 for the nine months ended September 30, 1999 from $1,171,093 for the comparable period in 1998. Total operating expenses including selling expenses decreased to $5.7 million for the nine months ended September 30, 1999 from $6 million for the comparable period in 1998 which represented 40.8% and 49.1% of net sales respectively. The decrease in operating expenses as a percentage of sales in the first nine months of 1999 versus 1998 is due to selling expenses being cut to $4.4 million from $5.9 million. The effectiveness of the Polar Balanced Putter infomercial decreased in 1999, so the media spent on buying television time decreased. The operating results include a reserve of $120,000 against a potentially uncollectible receivable of approximately $372,000 from a customer; the entire amount may be uncollectible. Net income after taxes for the nine months ended September 30, 1999 decreased to $205,194 from $553,439 for the comparable period in 1998. The decrease is primarily due to $397,722 provision for income taxes in 1999. In 1998, the company benefitted from net operating loss carryforwards, which offset all of the federal and state taxes that would have been due.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     The following table sets forth the operating results expressed as a percentage of net sales for the periods indicated for Carbite Golf, Inc.


                                       Statement of Operations


                                                             Year Ended December 31,
                                                       1998                            1997
                                           -----------------------------      ----------------------

Net Sales                                     $15,790,853        100.0%      $ 2,345,014        100.0%

Cost of goods sold                              7,157,329         45.3%        1,287,030         54.9%

Gross profit                                    8,633,524         54.7%        1,057,984         45.1%

Operating expenses                              1,154,649          7.3%          578,616         24.7%

Net operating income                            1,296,438          8.2%         (774,406)       -33.0%

Research and development                         (345,900)        -2.2%          (95,536)        -4.1%

Other expenses                                    (69,406)        -0.4%         (210,365)        -9.0%

Amortization of goodwill and def costs           (531,860)        -3.4%         (262,726)       -11.2%

Gain on discontinued printing operation               ---          0.0%              ---          0.0%

Loss on disposal of fixed assets                  (57,954)        -0.4%              ---          0.0%

Income (loss) before income taxes                 291,318          1.8%       (1,343,033)       -57.3%

Income taxes                                      (52,800)        -0.3%           (8,423)        -0.4%

Net income (loss)                                 238,518          1.5%       (1,351,456)       -57.6%

Net consolidated sales for Carbite Golf Inc. for the fiscal year ended 1998 were $15.7 million compared to $2.3 million for fiscal 1997. The increase was the result of only the operations of Carbite, Inc. from September 3, 1997 through

December 31, 1997 being included in the consolidated financial statements for 1997. Thus, the comparison is of the fourth quarter of 1997 to a full year of operations for 1998.

     Cost of goods sold was $7,157,329 for the fiscal year ended December 31, 1998 compared to $1,287,030 for fiscal 1997. The increase is the result of only the operations of Carbite, Inc. from September 3, 1997 through December 31, 1997 being included in the consolidated financial statements for 1997. Thus, the comparison is of the fourth quarter of 1997 to a full year of operations for 1998. Gross profit was $8.6 million for the fiscal year ended 1998 compared to
1.0 million for fiscal 1997. Operating expenses increased to $1,154,649 for the fiscal year ended December 31, 1998 compared to $578,616 for fiscal 1997. The increase was the result of only the operations of Carbite, Inc. from September 3, 1997 through December 31, 1997 being included in the consolidated financial statements for 1997. Thus, the comparison is of the fourth quarter of 1997 to a full year of operations for 1998. Net income was $238,518 in the fiscal year ended 1998 compared to a loss of $1.35 million in fiscal 1997. The loss in 1997 was caused by (i) the fact that the consolidated statements for 1997 included only the post-merger fourth quarter for Carbite, Inc. (generally the weakest sales quarter in the golf industry); (ii) merger costs; (iii) amortization of goodwill; (iv) year-end write offs and inventory adjustments.

     Consolidated Q Data did not have any operating companies in 1996 and thus no revenues. It incurred $229,000 in losses related to raising capital and maintaining its good status as a listed corporation on the Vancouver Stock Exchange. Under other income, it reported a minority interest income from Carbite, Inc. of $73,000. The net loss including amortization of previously deferred costs was $238,000.

     The Company believes this comparison of the Company's consolidated financials from 1997 to 1998 does not fully describe overall operating results because the 1997 consolidated statement only included the final quarter for Carbite, Inc., the golf operating company. Net sales for Carbite, Inc. increased to $15.64 million for fiscal 1998 from $8.8 million in fiscal 1997, due primarily to the Polar Balanced Putter infomercial which produced $7.1 million in direct consumer sales and $5.2 million in retail sales in fiscal 1998. Gross profit for Carbite, Inc. increased to $8.9 million (56.7%) in 1998 from $4.3 million (49.1%) in 1997. Operating expenses increased to $1,002,092 in 1998 from $789,700 in 1997, but decreased as a percent of sales to 6.3% from 9.0%. Net operating income increased to $1,502,089 from a $595,949 loss in 1997. Net income after taxes increased to $879,833 in 1998 from a loss of $881,875 in 1997.

Quarterly Results and Seasonality

     Golf generally is regarded as a warm weather sport and sales of golf equipment historically have been strongest during the second and third quarters, with the weakest sales occurring during the fourth quarter. The results of any one quarter, therefore, are not necessarily indicative of annual results or continuing trends. In addition, sales of golf clubs are dependent on discretionary consumer spending, which may be affected by general economic conditions. A decrease in consumer spending generally could result in decreased spending on golf equipment, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's future results of operations could be affected by a number of other factors such as unseasonal weather patterns, new product introductions by the Company's competitors, competitive pressures resulting in lower than expected average selling prices, and the volume of orders that are received and that can be fulfilled in a quarter. Any one or more of these factors could result in the Company failing to achieve its expectations as to future sales or net income.

     Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. If technological advances by competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the company's business, operating results or financial condition could be materially adversely affected. Accordingly, the Company believes that period-to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarter are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed above and below, in certain future quarters the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected.

Computer Systems and Year 2000 Compliance

     As of May 1, 1999, the Company initiated a system-wide upgrade of all computer systems which are intended to provide the Company with state-of-the-art systems and hardware for financial, manufacturing, customer services and telemarketing functions. The system is designed to be fully "Year 2000" compliant. The system was fully operational by December 1, 1999. Total costs associated with the new system, including Year 2000 compliance, were approximately $100,000.

     The Company believes that its manufacturing operations could be adversely affected by external supplier systems that are not Year 2000 compliant, and believes its overseas suppliers involve Year 2000 risk factors.

     There can be no assurance that the Company's efforts to achieve Year 2000 compliance will be successful or that third parties with whom the Company has material relationships will be Year 2000 compliant by January 1, 2000, which could have a material adverse impact on the business and operations of the Company.

Liquidity and Capital Resources

     The Company has historically financed its business through cash flow from operations and the private placement of equity and/or debt securities. Such funds have been supplemented from time to time with short-term borrowings from commercial lenders.

     In February, 1998, $842,000 was raised through private equity placements made outside the United States. In February 1999, an additional equity of approximately $530,000 was raised through the exercise of 1,454,545 warrants issued in a February, 1997 private placement made outside the United States. An additional $100,000 of equity was raised in March, 1999 through the exercise of employee options.

     Net cash provided by operating activities was $11,000 for the year ended December 31, 1998 compared to net cash used in 1997 and 1996 of $663,000 and $158,000, respectively.

     In April, 1998, the Company borrowed $500,000 from a private party to finance the initial launch of the Polar Balanced putter infomercial. The Loan Agreement dated August 14, 1998 with James A. Henderson and Susan V. Henderson, as Co-Trustees of The Henderson Living Trust, ("Henderson") provided for a term of one year at an interest rate of 10% and included a conversion provision whereby Henderson had the right to convert the loan to units of the Company's stock and warrants to purchase an additional share. In November, 1998, Henderson converted $250,000 of the loan to 678,750 units. In December, 1998, the Company repaid the remaining $250,000 of the loan.

     The Company has two commercial credit facilities, both with Scripps Bank in San Diego, California, including a $1,000,000 Revolving Credit Facility, which expires on May 15, 2000 and a $60,000 term equipment loan due November 15, 2002. As of September 30, 1999, the Company had drawn $193,000 under the Credit Facility and the full balance of $60,000 remained due on the equipment loan. Both credit facilities are at the lender's general refinance rate of interest and are collateralized by substantially all of the Company's assets, receivables, inventory and equipment.

     The Company's capital expenditures amounted to $354,115, $256,000 and $35,000 for the nine months ended September 30, 1999 and the fiscal years ended December 31, 1998 and 1997, respectively.

     The Company believes that cash flow from operations, and the Company's $1,000,000 credit facility will be sufficient to meet operating needs and capital expenditures to maintain sales at the current levels.

     To finance growth and new product introduction planned for the fiscal year 2000, the Company believes it will require approximately $1,000,000 in equity or debt private placement financing, for which there are presently no firm commitments as of December 15, 1999 and there can be no assurance that any such financing will be secured.

Factors that May Affect Future Results and Financial Condition

     The Company's operations and financial results are subject to numerous risks, many of which are beyond the Company's control, including:

Dependence on New Product Introductions; Uncertain Consumer Acceptance

     During the nine months ended September 30, 1999 and the fiscal years ended December 31, 1998 and 1997, approximately 81.9%, 66% and 0%, respectively, of the Company's net sales were derived from the sale of Polar Balanced Putter. Sales of this product line are expected to account for a substantial portion of the Company's net sales for some time. A decline in demand for, or average selling prices of, the Polar Balanced Putter line of products would have a material adverse effect on the Company's business, operating results and financial condition. Accordingly, the Company's continued growth and success depend, in large part, on its ability to successfully develop and introduce new products accepted in the marketplace. Historically, a large portion of new golf club technologies and product designs have been met with consumer rejection. No assurance can be given that the new products currently under development will meet with market acceptance or that the Company will be able to continue to design, manufacture and introduce new products that will meet with market acceptance. Failure by the Company to identify and develop innovative new products that achieve widespread market acceptance would adversely affect the Company's future growth and profitability. Additionally, successful technologies, designs and product concepts are likely to be copied by competitors. Accordingly, the Company's operating results could fluctuate as a result of the amount, timing and market acceptance of new product introductions by the Company or its competitors. The design of new golf clubs is also greatly influenced by the rules and interpretations of the U.S. Golf Association ("USGA"). Although the golf equipment standards established by the USGA generally apply only to competitive events sanctioned by that organization, the Company believes that it is critical for its future success that new clubs introduced by the Company comply with USGA standards. No assurance can be given that any new products will receive USGA approval or that existing USGA standards will not be altered in ways that adversely affect the sales of the Company's products.

Patents and Protection of Proprietary Technology

     The Company's ability to compete effectively in the golf club market will depend, in large part, on its ability to maintain the proprietary nature of its technologies and products. The Company is currently the assignee, subject to the obligation to pay a royalty, of seven U.S. patents relating to certain of its products and proprietary technologies. There can be no assurance, however, as to the degree of protection afforded by these patents. Moreover, these patents may have limited commercial value or may lack sufficient breadth to adequately protect the aspects of the Company's products to which the patents relate. The Company's U.S. patent rights do not preclude competitors from developing or marketing products similar to the Company's products in international markets.

     There can be no assurance that competitors, many of which have substantially greater resources than the Company and have made substantial investments in competing products, will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make and sell its products. The Company is aware of numerous patents held by third parties that relate to products competitive to the Company's. There is no assurance that these patents would not be used as a basis to challenge the validity of one or more of the Company's patent rights, to limit the scope of the Company's patent rights or to limit the Company's ability to obtain additional or broader patent rights.

A successful challenge to the validity of the Company's patent rights may adversely affect the Company's competitive position. Moreover, there can be no assurance that such patent holders or other third parties will not claim infringement by the Company with respect to current and future products. Because U.S. patent applications are held and examined in secrecy, it is also possible that presently pending U.S. applications will eventually issue with claims that will be infringed by the Company's products or technologies. The defense and prosecution of patent suits is costly and time-consuming, even if the outcome is favorable. This is particularly true in foreign countries where the expenses associated with such proceedings can be prohibitive. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require the Company to cease selling products or require disputed rights to be licensed from third parties. Such licenses may not be available on satisfactory terms, or at all. The Company also relies on unpatented proprietary technology. Third parties could develop the same or similar technology or otherwise obtain access to the Company's proprietary technology. See "Business-- Patents and Trademarks."

Highly Competitive Industry; Significant Price Competition

     The market for golf clubs is highly competitive. The Company's competitors include a number of established companies, most of which have greater financial and other resources than the Company. The purchasing decisions of many golfers are often the result of highly subjective preferences, which can be influenced by many factors, including, among others, advertising, media, promotions and product endorsements. The Company could therefore face substantial competition from existing or new competitors that introduce and successfully promote golf clubs that achieve market acceptance. Further, there can be no assurance that the Company's marketing strategy will not be emulated by others, thereby diluting the Company's message or forcing the Company to adopt a new marketing strategy. Such competition could result in significant price erosion or increased promotional expenditures, either of which could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to compete successfully against current and future sources of competition or that its business, operating results or financial condition will not be adversely affected by increased competition in the markets in which it operates. See "Business--Competition."

Seasonality and Quarterly Fluctuations; Discretionary Consumer Spending

     Golf generally is regarded as a warm weather sport and sales of golf equipment historically have been strongest during the second and third quarters, with the weakest sales occurring during the fourth quarter. In addition, sales of golf clubs are dependent on discretionary consumer spending, which may be affected by general economic conditions. A decrease in consumer spending generally could result in decreased spending on golf equipment, which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's future results of operations could be affected by a number of other factors, such as unseasonal weather patterns; demand for and market acceptance of the Company's existing and future products; new product introductions by the Company's competitors; competitive pressures resulting in lower than expected average selling prices; and the volume of orders that are received and that can be fulfilled in a quarter. Any one or more of these factors could result in the Company failing to achieve its expectations as to future sales or net income. Because most operating expenses are relatively fixed in the short term, the Company may be unable to adjust spending sufficiently in a timely manner to compensate for any unexpected sales shortfall, which could materially adversely affect quarterly results of operations. If technological advances by competitors or other competitive factors require the Company to invest significantly greater resources than anticipated in research and development or sales and marketing efforts, the Company's business, operating results or financial condition could be materially adversely affected. Accordingly, the Company believes that period- to-period comparisons of its results of operations should not be relied upon as an indication of future performance. In addition, the results of any quarter are not indicative of results to be expected for a full fiscal year. As a result of fluctuating operating results or other factors discussed above and below, in certain future quarters the Company's results of operations may be below the expectations of public market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Future Capital Needs; Need for Additional Financing

     The Company estimates that it may need significant funding, in addition to its present capital, to be able to fully develop and expand its business. The Company's future capital requirements will depend upon many factors, including the extent and timing of acceptance of the Company's products in the market, commitments to third parties to develop and manufacture products, the progress of the Company's product development efforts, the Company's operating results and the status of competitive products. Between January 1, 1999 and September 30, 1999 the Company raised approximately $942,000 in additional capital. While the Company is currently attempting to raise additional funding, the Company has no commitment for such additional funding. There is no assurance that the Company will be able to obtain such funding; if obtained, such funding could dilute the ownership of present shareholders.

Dependence on Golf Industry

     The financial performance of the Company is dependent in large part upon the current and anticipated market demand for golf equipment. During 1998 and early 1999, the golf equipment industry experienced periods of oversupply. The Company believes that the golf equipment industry will continue to be subject to this period of oversupply through the end of 1999. The golf equipment industry has experienced significant growth but demonstrated a slowdown in demand in 1998 and early 1999. There can be no assurance that such growth will return and that the slowdown will not continue. A reduced rate of growth in the demand for golf equipment due, for example, to competitive factors, technological change or otherwise, may materially adversely affect the markets for the Company's products. Accordingly, any factor adversely affecting the golf equipment industry may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's net sales and results of operations will not be materially adversely affected if downturns or slowdowns in the golf equipment industry continue or occur again in the future.

Ability to Manage Growth

     The Company has recently experienced a period of rapid growth that has resulted in new and increased responsibilities for existing management personnel. The Company's growth has placed, and is expected to continue to place, a strain on the Company's systems and resources to accommodate this recent growth. To compete effectively and manage future growth, if any, the Company will be required to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expend, train, motivate and manage its workforce. There can be no assurance the Company's personnel, systems, procedures and controls will be adequate to support its existing or future operations. Any failure to implement and improve the Company's financial and management systems or to expand, train, motivate or manage employees could have a material adverse effect on the Company's business, operating results or financial condition.

Dependence on Key Personnel

     The Company's success depends to a significant extent upon the performance of its senior management team, particularly the Company's founder, Chester S. Shira, and its President, Michael A. Spacciapolli. Mr. Shira leads the Company's products development efforts. Mr. Spacciapolli directs day to day affairs of the Company. The loss or unavailability of Mr. Shira or Mr. Spacciapolli would adversely affect the Company's business and prospects. The Company does not maintain life insurance on either Mr. Shira or Mr. Spacciapolli. Mr. Shira and Mr. Spacciapolli are bound by employment agreements with the Company, but they expire on September 3, 2000. In addition, there is strong competition for qualified personnel in the golf club industry, and the inability to continue to attract, retain and motivate other key personnel could adversely affect the Company's business, operating results or financial condition.

Risks Associated with Acquisitions

     The Company regularly reviews possible acquisition opportunities and may make future acquisitions of complementary services, technologies, product designs or businesses in the future. The Company has no letters of intent or agreements for any acquisitions. There can be no assurance that future acquisitions, if any, will be completed or that, if completed, any such acquisition will be effectively assimilated into the Company's business. Acquisitions involve numerous risks, including, among others, loss of key personnel of the acquired company, the difficulty associated with assimilating the personnel and operations of the acquired company, the potential disruption of the Company's ongoing business, the maintenance of uniform standards, controls, procedures and policies, and the impairment of the Company's reputation and relationships with employees and customers. In addition, any future acquisitions could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities, and amortization expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, operating results or financial condition.

Effect of Outstanding Options and Warrants

     As of September 30, 1999, there are outstanding options to purchase an aggregate of 2,864,240 shares of Common Stock and outstanding warrants to purchase an aggregate of 791,250 shares of Common Stock. As of September 30, 1999, the Company had 22,426,486 shares of Common Stock outstanding. The exercise of such outstanding options and warrants would dilute the percentage ownership of the Company's stock, and any sales in the public market of Common Stock underlying such stock options could adversely affect prevailing market prices for the Common Stock. Moreover, the terms upon which the Company would be able to obtain additional equity capital could be adversely affected by the existence of such options or warrants.

Credit Risk

     The Company primarily sells its products to golf equipment retailers and distributors, and directly to customers via infomercials. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The 1998-1999 downturn in the retail golf equipment market has resulted in delinquent or uncollectible accounts for some of the Company's customers. Management does not foresee any significant improvement in the golf equipment market during 1999, and therefore expects this trend to continue. Accordingly, there can be no assurance that the Company's results of operations or cash flows will not be adversely impacted by the failure of its customers to meet their obligations to the Company.

Technological Changes

     The manufacture and design of golf clubs has undergone significant changes with respect to design and materials in recent years. The introduction of new or enhanced technologies or designs by competitors could render the Company's products less marketable. The ability of the Company to compete successfully will depend to a large degree on its ability to innovate and respond to changes and advances in its industry. There can be no assurance that the Company will be able over the long term to keep pace with the demands of the market place.

Risks of Technical Problems or Product Defects

     There is no assurance, despite testing and quality assurance efforts that may be performed by the Company and/or its industry partners, that technical problems or product defects will not be found, resulting in loss of or delay in market acceptance and sales, diversion of development resources, injury to the Company's reputation or increased service and support costs, any of which could have a material adverse effect on the Company's business. Moreover, there is no assurance that the Company will not experience difficulties that could delay or prevent the development and introduction of its products and services, that new or enhanced products and services will meet with market acceptance, or that advancements by competitors will not erode the Company's position or render the Company's products and services obsolete.

Dependence on Limited Number of Component Suppliers

     The Company assembles all of its clubs at its San Diego facility. The Company does not manufacture the components required to assemble its golf clubs. The Company relies on three suppliers for heads and three suppliers each for shafts and grips. The Company does not have written supply agreements with any of its current suppliers. Therefore, the Company's success will be dependent on maintaining its relationships with existing suppliers and developing relationships with new suppliers. The Company believes that there are readily available alternative sources for each of the components used in the manufacture and assembly of its clubs, although, of this, there can be no assurance. Any significant delay or disruption in the supply of components from the Company's suppliers or any diminution of quality resulting from such supplier's insufficient controls or inadequate component testing, would have a material adverse effect on the Company's business, operating results and financial condition. Further, given the highly seasonal nature of the golf equipment industry, such adverse effect would be exacerbated should any supply delay or quality problem occur immediately prior to or during the nine month period ending September 30 (the period during which sales of golf equipment generally are expected to be the highest). See "Management's Discussion and Analysis of Financial Condition and Plan of Operations."

Reliance on Independent Domestic Sales Representatives

     Sales of the Company's products are dependent, in part, on its nationwide network of independent sales representatives. While the Company believes that its relationships with its sales representatives and customers are satisfactory, there can be no assurance that the Company will be able to maintain such relationships in the future. The Company's sales representatives are not exclusive and may also provide services for other golf club equipment manufacturers that offer product lines competitive with those of the Company. Although the Company works closely with its sales representatives, the Company cannot directly control such representatives' sales and marketing activities. There can be no assurance that these representatives will effectively manage the sale of the Company's products or that their selling efforts will prove effective. See "Business--Sales and Marketing."

International Sales; Reliance on Limited Number of Foreign Distributors

     During the nine months ended September 30, 1999 and the fiscal years ended December 31, 1998 and 1997, sales to international customers, primarily through one customer which markets products in Japan, accounted for approximately 12.4%, 6.0% and 2.3% of the Company's net sales, respectively. Accordingly, if this distributor ceases to purchase golf clubs from the Company, the Company's sales will be reduced significantly. The Company relies exclusively on this and other foreign distributors to market and sell the Company's products outside the United States. Although the Company works closely with its foreign distributors, the Company cannot directly control such distributors' sales and marketing activities and, accordingly, cannot manage the Company's product sales in foreign markets. The Company's foreign distributors may also distribute, either on behalf of themselves or other golf club equipment manufacturers, other product lines, including product lines that may be competitive with those of the Company. There can be no assurance that these distributors will effectively manage the sale of the Company's products worldwide or that their marketing efforts will prove effective. Additionally, the Company's international sales may be disrupted or adversely affected by events beyond the Company's control, including currency fluctuations and political or regulatory changes. See "Business--Sales and Marketing."

                            DESCRIPTION OF PROPERTY

     The Company's principal executive offices presently are located at 6330 Nancy Ridge Drive, San Diego, California, where it leases approximately 17,000 square feet of office, warehouse, manufacturing and research and development space. That lease carries a base rent of $12,400 per month and runs through January 30, 2000. The Company has completed plans to move its headquarters upon expiration of the current lease on January 30, 2000 and has entered into a four-year lease commencing February 1, 2000 for a 26,000 square foot facility in the same area which the Company believes will accommodate the Company's expected growth. Base rent under the new lease will be $20,185 per month with 4% annual increases.


                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1999 by:
(i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock; (ii) each of the Company's directors;
(iii) each named executive officer; and (iv) all directors and executive officers as a group.


                                                                     Amount of
                                                                    Common Stock      Approximate
                                                                    and Nature of      Percent of
                                                                     Beneficial        Beneficial
Name and Address of Beneficial Owner/(1)/                             Ownership       Ownership/(2)/
-----------------------------------------                           ---------------  ----------------
Chester S. Shira/(3)/..........................................        4,718,130            21.04%
Michael A. Spacciapolli/(4)/...................................        1,867,694             6.89%
Randie Burrell/(5)/............................................          224,400             1.00%
David Nairne/(6)/..............................................          349,570             1.56%
James Henderson/(7)/...........................................        1,465,072             6.53%
All directors and executive officers as a group (5 persons)....        8,077,366            36.02%

_______________
(1) Unless otherwise indicated, the address of each person is in care of the Company at 6330 Nancy Ridge Drive, Suite 107, San Diego, California 92121. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of September 30, 1999 are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage owned by any other shareholder listed. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shares as beneficially owned by them.

(2) Percentage ownership is based in 22,426,486 shares outstanding as of September 30, 1999.

(3) Includes 389,620 shares which Mr. Shira has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of September 30, 1999.

(4) Includes 1,444,120 shares which Mr. Spacciapolli has the right to acquire upon exercise of outstanding options and all of such options were exercisable as of September 30, 1999.

(5) Includes 67,500 shares which Mr. Burrell has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of September 30, 1999.

(6) Includes 20,000 shares which Mr. Nairne has the right to acquire upon exercise of outstanding options, and all of such options were exercisable as of September 30, 1999.

(7) Includes a warrant to acquire 678,750 shares of Common Stock exercisable at $.80 per share through April, 1999, and exercisable at $.95 per share through April, 2000, and all of the shares underlying the warrant are exercisable as of September 30, 1999.


                        DIRECTORS, EXECUTIVE OFFICERS,
                        PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company are as follows:


Name                             Age                           Position
----                             ---      --------------------------------------------------
Chester S. Shira...............  71       Director of Research and Development and Chairman of the Board

Michael A. Spacciapolli........  47       President, Chief Executive Officer and Director

Randie Burrell.................  47       Chief Financial Officer

David Nairne...................  45       Director

James Henderson................  48       Director

     Chester S. Shira is the founder of the Company's wholly-owned subsidiary, Carbite, Inc., and has been its Chairman of the Board since 1988. From 1988 to 1994 he also served as President and Chief Executive Officer of Carbite, Inc. Mr. Shira has been Chairman of the Board and Director of Research and Development of the Company since 1997. Mr. Shira spent 11 years managing all aspects of welding, forging and metal finishing development for North American Rockwell and four years with Lincoln Electric Company, working in the areas of application engineering and process controls. He has over 40 years experience as a metallurgist and welding engineer. Mr. Shira has a BA from Ohio State University, and is a registered professional metallurgical engineer in California and Ohio.

     Michael A. Spacciapolli joined Carbite, Inc. in 1992 as Executive Vice President. He has been the President, Chief Executive Officer and a Director of Carbite, Inc. since 1995 and was the Chief Financial Officer from 1992 to 1998. Mr. Spacciapolli has been the President, Chief Executive Officer and a Director of the Company since 1997. From 1988 to 1992, Mr. Spacciapolli was the Director of Business Development for the accounting firm of Sterres, Alpert and Carne. Prior to joining Sterres, Alpert and Carne, Mr. Spacciapolli was a Vice President and District Manager for Wells Fargo Bank with responsibility for 18 branch locations and over 200 employees in San Diego. Mr. Spacciapolli has a BS in Accounting from Rochester Institute of Technology.

     Randie Burrell joined the Company as Chief Financial Officer in 1998. From June 1995 through August 1997 he was the Managing Partner of the ViperBite Company, a partnership between Advanced Golf Systems, Inc. and Carbite, Inc. From 1993 to 1995 he was the Chief Financial Officer for Advanced Golf Systems, Inc.

     David Nairne was appointed as a director in 1996. Mr. Nairne is President of Cedaridge Development and Management LTD, a private company in real estate based in Vancouver, Canada. Cedaridge provides equity financing to other developers, as well as undertaking developments for its own account in both Canada and the United States. Prior to joining Cedaridge, Mr. Nairne was Vice President of Communities Southwest in Irvine, California from August, 1993 to November, 1995. Communities Southwest was a major developer of residential communities throughout southern California. Mr. Nairne received his Bachelor of Commerce degree in 1997 and his Bachelor of Laws degree in 1978.

     James Henderson was elected as a director in May, 1999. Mr Henderson was the Chief Executive Officer of Advanced Machine Programming from 1980- 1996. From 1996 to present, Mr. Henderson has been a consultant.


                            EXECUTIVE COMPENSATION

     The following table sets forth compensation paid by the Company for the fiscal years ended December 31, 1998, 1997 and 1996 to the Chief Executive Officer and the other executive officers (collectively the "Named Executive Officers") whose total annual salary and bonus exceed $100,000 in the fiscal year ended December 31, 1998.

                                 Summary Compensation Table

                                                                                               Long Term
                                                                                             Compensation
                                       Annual Compensation(2)                                   Awards
                                       ----------------------                               --------------

                                                                                              Securities
                                                                            Other Annual      Underlying       All other
                                                     Salary      Bonus      Compensation    Options/SAR's     Compensation
Name and Principal Position             Year           ($)        ($)          ($)(3)            ($)             ($)(1)
---------------------------             ----         -------     ------     ------------    -------------     ------------
Chester S. Shira, Director of           1998         128,817     30,000          168,445           75,000
Research and Development                1997         128,817                     124,181          164,620
                                        1996          69,692

Michael A. Spacciapolli, Chief          1998         140,719     60,000                           125,000
Executive Officer and President         1997         140,719                                      164,620
                                        1996          69,692

Randie Burrell, Chief Financial         1998          96,000                                       47,500
Officer(1)                              1997                                                       20,000
                                        1996

_____________
(1)  Mr. Burrell joined the Company in 1998.

(2) The compensation described in this table does not include certain perks and other personal benefits received by the Named Executive Officers, the value of which does not exceed the lesser of $50,000 or 10% of the Name Executive Officers total annual salary and bonus.

(3) Represents royalties paid to Mr. Shira pursuant to the Royalty Agreement dated March 1, 1993 between the Company and Mr. Shira.

Option Grants

     The following table sets forth information concerning stock option grants made to the Company's Chief Executive Officer and each of the other Named Executive Officers for the fiscal year ended December 1998:

                     Option/SAR Grants in Last Fiscal Year

                                                         Individual Grants
                             --------------------------------------------------------------------------

                               Number of          % of Total
                              Securities         Options/SAR's
                              Underlying          Granted to
                             Options/SAR's         Employees          Exercise or
Name                          Granted (#)       in Fiscal Year     Base Price ($/Sh)    Expiration Date
----                         ------------       --------------     ----------------    ----------------
Chester S. Shira              75,000                  8.0%         $0.60 (Cdn)         November 3, 2003

Michael A. Spacciapolli      125,000                 13.0%         $0.60 (Cdn)         November 3, 2003

Randie Burrell                30,000                  3.2%         $0.60 (Cdn)         November 3, 2003

Option Exercise and Holdings

     The following table sets forth information concerning option exercises and option holdings for the year ended December 31, 1998, with respect to the Company's Chief Executive Officer and the Named Executive Officers:

                                                Aggregate Option/SAR Exercises in Last Fiscal Year
                                                       and Fiscal Year End Option/SAR Values
                                            ------------------------------------------------------------------------

                                            Value Realized       Number of Unexercised         Value of unexercised
                                Shares       Market Price at        Options/SAR's at           In-The-Money Options/SAR's
                             Acquired on     Exercise less         Fiscal Year End             at Fiscal End ($U.S.)(1)
                                                                   ---------------             -----------------------
Name                        Exercise (#)    Exercise Price($)   Exercisable  Unexercisable   Exercisable  Unexercisable
-----                       ------------    -----------------   --------------------------   --------------------------

Chester S. Shira                     ___               ---      239,620       ---            $123,004      ---

Michael A. Spacciapolli              ---               ___      896,620       ---            $460,265      ---

Randie Burrell                       ---               ---       67,500       ---            $ 34,650      ---

_______________
(1) Based on the closing price of $.77 Canadian on the Vancouver Stock Exchange on December 31, 1998 with a U.S. conversion rate of 1.50.

Compensation of Directors

     All directors of the Company receive $500 for each meeting attended and are reimbursed for their expenses to attend meetings.

Employment Agreements

     The Company has employment agreements with Messrs. Spacciapolli and Shira, which provide for employment by the Company for a three year term beginning September 3, 1997, at an annual salary of not less than $125,000, and such other periodic and extraordinary compensation deemed appropriate by the Board of Directors. Following the three year term, their employment shall renew automatically for one year on each anniversary date unless either party provides notice of non-renewal.

     Messrs. Spacciapolli and Shira's employment agreements also provide that in the event their employment is terminated pursuant to the employment agreement, or a notice of non-renewal is issued by the Company they shall each receive six months severance pay. In the event either of them are terminated other than pursuant to the employment agreements, they shall each receive the compensation provided for in their employment agreements for the remainder of the term.


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to a Royalty Agreement with Carbite, Inc. dated March 1, 1993, the Company pays patent royalties to Chester S. Shira, Director of Research and Development and Chairman of the Board. Mr. Shira is the inventor of the technology used by Company in the design, manufacture and sale of its golf equipment, and the owner of 7 U.S. patents, all of which have been assigned to the Company in connection with the Royalty Agreement. The Royalty Agreement provides for a royalty of $.50 per club on clubs sold by the Company employing his inventions during the life of the patents. All royalty payments are current. Mr. Shira can terminate the Royalty Agreement and regain possession of the patents in the event Carbite, Inc. fails to timely pay his royalties or when Carbite does not comply with a term or condition of the Royalty Agreement. For the fiscal years ended December 31, 1998 and 1997, Mr. Shira was paid a total of U.S. $168,455 and $124,181, respectively, in royalties. For the nine months ended September 30, 1999, the Company paid $153,221 in royalties to Mr. Shira. To date, substantially all of the Company's club sales have been subject to the royalty.

     By an Agreement dated April 14, 1998, James A. Henderson (a Director as of May 19, 1999) and Susan V. Henderson as Co-Trustees of the Henderson Living Trust ("Henderson") made a loan to the Company in the amount of $500,000. The loan term was for a period of one year (callable after six months) at an interest rate of 10%. The loan agreement included a conversion provision under which Henderson had the right to convert the loan amount into units consisting of one share of common stock and one two-year warrant (collectively, "Units") to purchase an additional common share at CDN $.80 in the first year and CDN $.95 in the second year at a price per unit of CDN $.80 per unit. In November, 1998, the units were repriced to $.52 Canadian with the warrant repriced at $.52 in the first year and $.50 Canadian in the second year. As incentive to make the loan, Henderson was paid a "Bonus" equal to 12% of the $500,000 loan, paid in shares of common stock at a per share price of CDN $.80 per share, which was reduced to $.52 per share in March, 1998. In November, 1998, Henderson converted $250,000 of the loan to 678,750 Units, which included one share of common stock at $.52 Canadian per share with one two-year warrant to purchase an additional share at $.52 Canadian in the first year and $.60 Canadian in the second year. The remaining $250,000 of the loan was repaid by the Company on December 4, 1998. The proceeds of this loan were used to finance the initial launch of the Polar Balanced Putter infomercial at a time when the Company did not have ready access to adequate credit or capital to launch the infomercial.

     The Company has entered into Employment Agreements with its Chairman, Chester S. Shira, and its President, Michael A. Spacciapolli, that run through September 3, 2000 which provide for compensation to each of at least $125,000 per year. During the year ended December 31, 1998, Mr. Spacciapolli was paid $200,719 U.S. and Mr. Shira was paid $158,817 U.S., by Carbite, Inc.

     Randie Burrell, the Chief Financial Officer of the Company, has been granted options to acquire a total of 67,500 shares of Common Stock, of which 17,500 shares are exercisable at $.80 Canadian per share, and the remaining 50,000 shares are exercisable at $.60 Canadian per share.

     Mr. Nairne, a director, has been granted an option to acquire a total of 20,000 shares of Common Stock at $.85 Canadian per share.

     Chester S. Shira, Director of Research and Development and a Director of the Company, has been granted options to acquire a total of 389,620 shares of Common Stock, of which 150,000 shares are exercisable at $.87 Canadian per share, and the remaining 239,620 shares are exercisable at $.60 Canadian per share.

     Michael A. Spacciapolli, the President, Chief Executive Officer and a director, has been granted options to acquire a total of 1,444,120 shares of Common Stock. 607,000 shares are exercisable at $.01 Canadian per share; 139,620 shares are exercisable at $.60 Canadian per share; 247,500 shares are exercisable at $.77 Canadian per share, and 450,000 shares are exercisable at $.85 Canadian per share.

                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 50,000,000 shares of common stock, no par value ("Common Stock").

Common Stock

     The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of the shareholders and are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share in all assets of the Company that are legally available for distribution. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares are fully paid and nonassessable.

     As of September 30, 1999, there were 22,426,486 shares of Common Stock issued and outstanding, held of record by approximately 1,100 persons.

     At its Annual General Meeting on May 19, 1999, the shareholders of the Company authorized the Board of Directors to approve a reverse stock split of both the authorized and issued share capital of the Company using a ratio of 4:1, such that the authorized shares would be reduced to 12,500,000 from 50,000,000, and the issued shares would be reduced from 22,426,486 to approximately 5,597,246 shares if and when the reverse stock split is authorized by the Board of Directors, assuming a 4:1 reverse split. The shareholders also approved a post-consolidation increase in the authorized capital of the Company to 50,000,000 common shares. As of September 30, 1999, the Board has not proceeded with any share consolidation.

Stock Transfer Agent

     The Company's transfer agent and registrar is Pacific Corporate Trust Company, 625 Howe Street, Vancouver, British Columbia, Canada V6C 3B8.

                                    PART II

                MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     The Company's Common Stock is traded on the Vancouver Stock Exchange, Canada under the symbol "CAB." The following table sets forth for the last two fiscal years and for the nine months ended September 30, 1999, the high and low sale prices for the Common Stock as reported on the Vancouver Stock Exchange. The sale prices quoted are in Canadian dollars and are based on information provided by the Vancouver Stock Exchange.

            Fiscal Year 1997                          High        Low
            ----------------                          ----        ---
            First Quarter                               $2.35      $1.50
            Second Quarter                               1.90       1.55
            Third Quarter                                1.55        .90
            Fourth Quarter                               1.10        .55

            Fiscal Year 1998
            ----------------

            First Quarter                               $1.02      $ .50
            Second Quarter                                .80        .60
            Third Quarter                                1.02        .60
            Fourth Quarter                                .80        .40


            Nine Months ended September 30, 1999
            ------------------------------------

            First Quarter                               $1.16      $ .55
            Second Quarter                               1.05        .62
            Third Quarter                                 .80        .53

     As of September 30, 1999, there were approximately 1,100 holders of the Company's Common Stock.

     The Company has never declared or paid cash dividends on its Common Stock. The Company currently anticipates it will retain all further earnings, if any, for use in the operation and expansion of it business and does not anticipate paying any cash dividends in the foreseeable future.


                               LEGAL PROCEEDINGS

     None.


                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There were no changes in or disagreements with accountants on accounting and financial disclosure.

                    RECENT SALES OF UNREGISTERED SECURITIES

Sales to United States Residents

     Since December 1, 1996, the Company has sold or issued the following securities to persons or entities who are resident in the United States:

     1. In January, 1997, the Company granted an option to purchase 50,000 shares of common stock at an exercise price of $1.50 Canadian per share to a director. The option expired unexercised.

     2. In August, 1997, in connection with the Company's acquisition of Carbite, Inc., the Company issued an aggregate of 6,263,872 shares of common stock to the shareholders of Carbite Inc. in exchange for all of the then issued and outstanding shares of Carbite, Inc.

     3. In August, 1997, in connection with the Company's acquisition of Advanced Golf Systems, Inc. ("Advanced"), the Company issued an aggregate of 700,000 shares of its common stock and warrants to purchase an additional 700,000 shares to the shareholders of Advanced in exchange for all of the then issued and outstanding shares of Advanced. The warrants expired unexercised.

     4. In August, 1997, the Company granted an option to purchase 450,000 shares of common stock at an exercise price of $1.50 Canadian per share to a director. The option expired unexercised.

     5. In September, 1997, in connection with the Company's acquisition of Carbite, Inc., the Company granted an option to purchase 607,000 shares of common stock at an exercise price of $.01 Canadian per share to Michael A. Spacciapolli, the Company's President.

     6. In October, 1997, the Company granted options to purchase an aggregate of 435,000 shares of common stock at an exercise price of $1.00 Canadian per share to officers, directors and employees and ten consultants of the Company.

     7. In December, 1997, the Company granted an option to purchase 7,500 shares of common stock at an exercise price of $.75 Canadian per share to a consultant to the Company.

     8. In February, 1998, the Company granted options to Michael Spacciapolli, its President, and Chester Shira, its Chairman, to each acquire 87,620 shares of common stock at an exercise price of $1.00 Canadian per share; reduced the option granted to a director in August, 1997 from 450,000 shares to 250,000 shares; and reduced the exercise price of all outstanding options as of February 28, 1998 (except for the option to acquire 607,000 shares at $.01 granted to the Company's President in September, 1997) to $.60 Canadian per share. All exercise price re-pricings were approved by the Vancouver Stock Exchange.

     9. In April, 1998, the Company issued an aggregate of 190,666 shares of common stock (at a rate of $0.60 Canadian of principal indebtedness per share) to the following in cancellation of certain indebtedness of the Company to them:
2M Group; Lewis, England & Associates, Inc.; Luce, Forward, Hamilton & Scripps, LLP; and Shimshon Hasson.

     10. In April, 1998, the Company granted options to purchase an aggregate of 162,500 shares of common stock at an exercise price of $.80 Canadian per share to an officer, employees and one consultant of the Company.

     11. In July, 1998, the Company granted an option to purchase 35,000 shares of common stock at an exercise price of $.85 Canadian to a director; granted an option to purchase 5,000 shares of common stock at an exercise price of $.85 Canadian to an employee; and issued 67,500 shares to a consultant to the Company upon the exercise of stock options for an aggregate exercise price of $40,500 Canadian.

     12. In August, 1998, the Company issued 107,572 shares of common stock to James A. Henderson and Susan V. Henderson as Co-Trustees of The Henderson Living Trust ("Henderson") dated April 3, 1990 in consideration for entering into a Loan Agreement dated August 14, 1998 whereby Henderson loaned the Company $500,000 U.S.

     13. In November, 1998, the Company granted options to purchase an aggregate of 559,000 shares of common stock at an exercise price of $.60 Canadian per share to officers, directors, employees and six consultants of the Company.

     14. In December, 1998, the Company granted an option to purchase 100,000 shares of common stock at an exercise price of $.70 Canadian per share to a consultant of the Company.

     15. In January, 1999, the Company issued 678,750 shares of common stock (at a rate of $0.52 Canadian of principal indebtedness per share) and warrants to purchase an additional 678,750 shares of common stock to James A. Henderson and Susan V. Henderson as Co-Trustees of The Henderson Living Trust ("Henderson") in cancellation of certain indebtedness of the Company to Henderson.

     16. In March, 1999, the Company issued 150,000 shares to Michael Spacciapolli, the Company's President, in exchange for $90,000 Canadian upon exercise of a stock option; granted the Company's President, Michael Spacciapolli, options to acquire an aggregate of 847,500 shares at an average exercise price of $.82 Canadian; granted the Company's Chairman, Chester Shira, an option to acquire 150,000 shares at an exercise price of $.87 Canadian per share; and granted a consultant to the Company an option to acquire 2,500 shares at an exercise price of $.77 Canadian.

     17. In March, 1999, the Company issued an aggregate of 150,000 shares of common stock and warrants to purchase an additional 150,000 shares of common stock in a private placement to four investors for an aggregate purchase price of $60,000 Canadian.

     18. In April, 1999, the Company issued 37,500 shares of common stock to one investor upon the exercise of stock warrants for an aggregate exercise price of $15,000 Canadian.

     19. In June, 1999, the Company granted an option to purchase 50,000 shares of common stock at an exercise price of $.70 Canadian per share to a director.

     20. The Company is obligated, upon regulatory approval by the Vancouver Stock Exchange, to issue approximately 195,000 shares of common stock to golf professional Fuzzy Zoeller for his services during the first six months of his Endorsement Agreement dated August 20, 1999.

     For paragraphs 1 and 4 - 20 herein, no underwriters were used with these transactions, and the registrant relied upon the exemptions provided by Section 4(2) and/or Regulation D of the Securities Act. For paragraphs 2 and 3, the registrant relied upon the exemption provided by Section 3(a)(10) of the Securities Act. All references are to Canadian dollars.

Sales to Non-United States Residents

     Since December 1, 1996, the Company has sold or issued the following securities outside of the United States to persons or entities who are resident outside the United States:

     1. In January, 1997, the Company granted an option to purchase an aggregate of 450,000 shares of common stock at an exercise price of $1.50 Canadian per share to two officers who reside in Canada.

     2. In May, 1997, the Company issued 350,000 shares of common stock to a Canadian company upon exercise of warrants for an aggregate exercise price of $402,500 Canadian.

     3. In June, 1997, the Company issued 100,000 shares of common stock to an officer resident in Canada upon exercise of stock options for an aggregate exercise price of $150,000 Canadian.

     4. In August, 1997, the Company issued 150,000 shares of common stock to a director resident in Canada for services to the Company.

     5. In September, 1997, the Company issued 80,000 shares of common stock to a former director resident in Canada who is now deceased, upon exercise of stock options for an aggregate exercise price of $48,000 Canadian.

     6. In October, 1997, the Company granted options to purchase an aggregate of 635,000 shares of common stock at an exercise price of $1.00 Canadian per share to four officers and directors resident in Canada.

     7. In February, 1998, the Company amended a prior option granted to a director resident in Canada to increase the options granted from 50,000 shares at $1.00 Canadian to 100,000 shares at $1.00 Canadian.

     8. In April, 1998, the Company sold an aggregate of 1,454,545 shares of common stock and warrants to purchase an additional 1,454,545 shares of common stock to six investors resident outside the United States for an aggregate purchase price of $800,000 Canadian.

     9. In April, 1998, the Company issued an aggregate of 168,000 shares of common stock (at a rate of $0.60 Canadian of principal indebtedness per share) to the following firms resident in Canada in cancellation of certain indebtedness of the Company to them: Martyn Element & Associates Corporate & Project Finance Limited and Alexander, Holburn, Beaudin & Lang.

     10. In July, 1998, the Company issued an aggregate of 415,000 shares of common stock to three officers resident in Canada upon exercise of stock options for an aggregate exercise price of $249,000 Canadian.

     11. In November, 1998, the Company granted options to purchase an aggregate of 220,000 shares of common stock at an exercise price of $.60 Canadian per share to an officer and a director, both resident in Canada.

     12. In February, 1999, the Company issued an aggregate of 1,454,545 shares of common stock to six investors resident outside the United States upon the exercise of stock warrants for an aggregate exercise price of $800,000 Canadian.

     13. In April, 1999, the Company granted an option to purchase 100,000 shares of common stock at an exercise price of $.70 Canadian per share to an officer resident in Canada.

     14. In April, 1999, the Company issued 100,000 shares of common stock to an officer resident in Canada upon the exercise of stock options at an aggregate exercise price of $60,000 Canadian.

     15. In September, 1999, the Company granted an option to purchase 150,000 shares of common stock at an exercise price of $.70 Canadian per share to a consultant to the Company resident in Canada.

     16. In July, 1999, the Company granted an option to purchase 20,000 shares of common stock at an exercise price of $.85 Canadian per share to a consultant to the Company resident in England.

     17. The Company is obligated, upon regulatory approval by the Vancouver Stock Exchange, to grant to Daiwa Seiko of Japan an option to purchase 300,000 shares of the Company's common stock at an exercise price equal to the closing price on September 16, 1999.

     For paragraphs 1 - 17 under the Non-United States Residents heading, there were no underwriters used and the registrant relied upon the exemptions provided by Regulation S and/or Section 4(2) of the Securities Act. All references are to Canadian dollars.


                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company Act for the Province of British Columbia, Canada, the jurisdiction for which the Company is incorporated and the Company's Articles govern the indemnification of directors. Section 128 of the Company Act permits a company to, with the approval of the court, indemnify a director against all costs, charges and expenses because of being or having been a director, including an action brought by the company or corporation if:

            the person acted honestly and in good faith with the best interests of the corporation of which the person is or was a director, and in the case of a criminal or administrative action or proceeding, the person had a reasonable grounds for believing that the person's conduct was lawful.

     The Company's Articles contain the following regarding the personal liability of a director to the extent approved by the Court pursuant to the Company Act:

     "11.1 The Company shall indemnify any director, officer, employee or agent of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding and whether civil, criminal or administrative, by reason of the fact that he is or was a director, officer, employee or agent of the Company or any act or thing occurring at a time when he is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all costs, charges and expenses, including legal fees and any amount paid to settle the action or proceeding or satisfy judgment, if he acted honestly and in good faith with a view of the best interest of the corporation or other legal entity or enterprise as aforesaid of which he is or was a director, officer, employee or agent, as the case may be, and exercise the case, diligence and skill of a reasonably prudent person, and with respect to any criminal or administrative action or proceeding, he had reasonable grounds for believing that his conduct was lawful; provided that no indemnification of a director or former director of the Company, or director or former director of a corporation in which the Company is or was a shareholder, shall be made accepted to the extent approved by the court pursuant to the Company Act or any other statute. The determination of any action, suit or proceeding by judgment, order, settlement, conviction or otherwise shall not of itself, create a presumption that the person did not act honestly and in good faith and in the best interests of the Company and did not exercise the care, diligence and skill of a reasonably prudent person and, with respect to any criminal action or proceeding, did not have a reasonable grounds to believe that the conduct was lawful.

     11.2 The Company shall indemnify any person in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for the Company unless such loss, damage, costs or expenses shall arise out of the failure to comply with instructions, willful act or default or fraud by such person, in any of which events the Company shall only indemnify such persons if the directors, in their absolute discretion so decide or the Company by ordinary resolution so direct.

     11.3 The indemnification provided by this part shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any other part, or any valid and lawful agreement, vote of members or disinterested directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, office, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. The indemnification provided by this article shall not be exclusive of any powers, rights, agreements or undertakings which may be allegedly permissible or authorized by or under any applicable law. Notwithstanding any other provisions set forth in this part, the indemnification authorized by this part shall be applicable only to the extent that any such indemnification shall not duplicate indemnity or reimbursement which that person has received or shall receive otherwise than under this part.

     11.4 The directors are authorized from time to time to cause the Company to give indemnities to any director, officer, employee, agent or other person who has undertaken or is about to undertake any liability on behalf of the Company or any corporation controlled by it.

     11.5 Subject to the Company Act, no director or officer or employee for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Board for the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belongings to the Company shall be invested or for any loss or damages arising from the bankruptcy, insolvency or tortuous act of any person, firm or corporation which whom or which any moneys, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgment or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or default, negligence, breach of trust or breach of duty.

     11.6 Directors may rely upon the accuracy of any statement of fact represented by an officer of the Company to be correct or upon statements in a written report of the auditor of the Company and shall not be responsible or have liability for any loss or damage resulting from the paying of any dividends or otherwise acting in good faith upon any such statement.

     11.7 The directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was a director, officer, employee or agent of the Company is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability incurred by him as a director, office, employee or agent.

     The Company has a currently effective directors' and officers' liability insurance policy.

                                    PART FS

                         INDEX TO FINANCIAL STATEMENTS

The following index lists the financial statements of the Company included in this Registration Statement:

Independent Auditor's Report.................................................................    F-2

Consolidated Balance Sheets as of December 31, 1998, 1997 and 1996...........................    F-3

Consolidated Statements of Operations and Deficit for the years ended
December 31, 1998, 1997 and 1996.............................................................    F-4

Consolidated Statements of Changes in Financial Position for the years ended
December 31, 1998, 1997 and 1996.............................................................    F-5

Notes to Consolidated Financial Statements...................................................    F-6

Unaudited Consolidated Balance Sheets for the nine months ended September 30, 1999 and 1998...  F-15

Unaudited Consolidated Statements of Operations for the nine months ended
September 30, 1999 and 1998..................................................................   F-16

Unaudited Consolidated Statements of Changes in Financial Position for the
nine months ended September 30, 1999 and 1998................................................   F-17

AUDITORS' REPORT

To the Shareholders of

Carbite Golf Inc.

We have audited the consolidated balance sheets of Carbite Golf Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations and deficit and changes in financial position for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998, in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP

Chartered Accountants

Abbotsford, Canada
March 2, 1999

CARBITE GOLF INC.
Consolidated Balance Sheets
(Expressed in U.S. Dollars)

December 31, 1998 and 1997

--------------------------------------------------------------------------------
                                                         1998           1997
--------------------------------------------------------------------------------

Assets

Current assets:
     Cash and term deposits                       $ 1,154,678    $   403,814
     Accounts receivable                            1,304,595        530,911
     Inventory (Note 4)                             1,999,251      2,071,667
     Prepaid expenses                                 204,029        142,996
     -----------------------------------------------------------------------
                                                    4,662,553      3,149,388

Capital assets (Note 5)                               385,106        305,409

Patents and trademarks, net of accumulated
 amortization of $68,603 (1997 - $54,143)              76,000         23,980

Deferred costs, net of accumulated
 amortization of $500,783 (1997 - $273,383)           353,766        500,266

Goodwill, net of accumulated amortization
 of $335,481 (1997 - $45,481)                       2,512,804      2,802,805

----------------------------------------------------------------------------
                                                  $ 7,990,229    $ 6,781,848
----------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Bank loan                                    $         -    $    18,846
     Accounts payable and accrued liabilities         615,488        769,520
     Current portion of long-term debt (Note 6)        12,960              -
     Lease obligation                                       -          6,857
     -----------------------------------------------------------------------
                                                      628,448        795,223

Long-term debt (Note 6)                                44,590              -

Shareholders' equity:
     Share capital (Note 7)                         9,777,421      8,685,374
     Deficit                                       (2,460,230)    (2,698,749)
     -----------------------------------------------------------------------
                                                    7,317,191      5,986,625
Subsequent event (Note 12)
Contingency (Note 14)

----------------------------------------------------------------------------
                                                  $ 7,990,229    $ 6,781,848
----------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

______________________  Director

______________________  Director

CARBITE GOLF INC.
Consolidated Statements of Operations and Deficit
(Expressed in U.S. Dollars)

------------------------------------------------------------------------------------------------------------------
                                                                               Year end December 31
                                                                      1998                1997                1996
------------------------------------------------------------------------------------------------------------------
Revenue                                                       $ 15,662,361        $  2,230,232        $          -
Cost of sales                                                    8,133,194           1,474,979                   -

------------------------------------------------------------------------------------------------------------------
Gross margin                                                     7,529,167             755,253                   -

Expenses:
    Advertising and promotion                                    5,110,717             992,527             116,272
    Bad debts                                                       41,221              50,741                   -
    Bank charges and interest                                       85,943               9,525                 789
    Consulting fees, wages and commissions                         545,900             202,589              56,179
    Depreciation                                                    23,751               7,332                 999
    Insurance                                                       34,423               5,645                   -
    Listing                                                          9,710               2,859               5,650
    Office and miscellaneous                                       217,173              18,226               5,442
    Printing                                                             -               6,780               1,306
    Professional fees                                               50,739             140,758              18,452
    Rent                                                            67,906              24,442               8,801
    Repairs and maintenance                                         10,414               4,255               1,024
    Telephone and utilities                                         27,238               8,242               1,488
    Transfer agent fees                                              4,132               8,845               6,875
    Travel                                                          20,143              22,168               6,004
    --------------------------------------------------------------------------------------------------------------
                                                                 6,249,410           1,504,934             229,281

------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                    1,279,757            (749,681)           (229,281)

Other income (expenses):
    Printing operations (Note 8)                                   (52,025)            (24,077)                  -
    Research and development                                      (345,900)            (95,536)                  -
    Equity in earnings (loss) of Carbite, Inc.                           -            (226,240)             72,736
    Amortization of deferred costs                                (227,400)           (163,102)           (110,281)
    Amortization of goodwill, patents and
     trademarks                                                   (304,460)            (99,624)                  -
    Interest and other income                                        2,959              18,515              16,277
    Loss (gain) on disposal of assets                              (57,954)                  -              18,335
    Foreign exchange loss                                           (3,658)            (11,712)             (5,919)
    --------------------------------------------------------------------------------------------------------------
                                                                  (988,438)           (601,776)             (8,852)

------------------------------------------------------------------------------------------------------------------
Net income (loss) before income taxes                              291,319          (1,351,457)           (238,133)

Income taxes (Note 9)                                               52,800                   -                   -
------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                  238,519          (1,351,457)           (238,133)

Deficit, beginning of year                                      (2,698,749)         (1,347,292)         (1,109,159)
------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                          $ (2,460,230)       $ (2,698,749)       $ (1,347,292)
==================================================================================================================

Earnings (loss) per share (Note 11)                           $       0.01        $      (0.11)       $      (0.03)
==================================================================================================================

See accompanying notes to consolidated financial statements.

CARBITE GOLf INC.
Consolidated Statements of Changes in Financial Position
(Expressed in U.S. Dollars)

------------------------------------------------------------------------------------------------------------------
                                                                           Year ended December 31
                                                               1998                 1997                1996
------------------------------------------------------------------------------------------------------------------
Cash provided by (used in)

Operating activities:
  Net income (loss)                                       $    238,519         $ (1,351,457)        $   (238,133)
  Add (deduct):
     Items not affecting working capital:
       Depreciation                                             98,979               23,129                  999
       Equity in loss (earnings) of Carbite Inc.                     -              226,240              (72,736)
       Amortization                                            531,860              262,726              110,281
       Gain on disposal of joint venture investment                  -                    -              (18,335)
       Loss on disposal of capital assets                       57,954                    -                    -
    Net changes in non-cash working capital balances
     relating to operations:
       Accounts receivable                                    (773,684)             320,139                3,008
       Inventory                                                72,416               18,735                    -
       Prepaid expenses                                        (61,033)             126,813               23,430
       Accounts payable and accrued liabilities               (154,032)            (289,488)              33,474
  --------------------------------------------------------------------------------------------------------------
                                                                10,979             (663,163)            (158,012)

Investing activities:
  Acquisition of net non-cash assets of
   subsidiaries (Note 2(a))                                          -           (3,260,256)                   -
  Proceeds on sale of marketable securities                          -               29,184                    -
  Deferred costs incurred                                      (80,900)             (73,596)            (121,091)
  Patent and trademark costs incurred                          (66,479)                   -                    -
  Investment in Carbite, Inc.                                        -                    -             (225,000)
  Proceeds on disposal of joint venture investment                   -                    -               18,335
  Purchase of capital assets                                  (256,467)             (35,254)                   -
  Proceeds on disposal of capital assets                        19,837                    -                    -
  --------------------------------------------------------------------------------------------------------------
                                                              (384,009)          (3,339,922)            (327,756)

Financing activities:
  Issuance of common shares                                    842,047            4,489,690            1,920,894
  Issuance of share subscriptions                                    -                    -             (594,796)
  Proceeds on convertible debenture                            500,000                    -                    -
  Repayment of convertible debenture                          (250,000)                   -                    -
  Proceeds on long-term debt                                    60,000                    -                    -
  Repayments on long-term debt                                  (2,450)                   -                    -
  Decrease in promissory note receivable                             -               80,257                  388
  Advances to associated companies                                   -           (1,036,029)                   -
  Decrease in lease obligation                                  (6,857)              (3,610)                   -
  Decrease in bank loan                                        (18,846)              (9,160)                   -
  --------------------------------------------------------------------------------------------------------------
                                                             1,123,394            3,521,148            1,326,486

----------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash during the year                    750,864             (481,937)             840,718

Cash and term deposits, beginning of year                      403,814              885,751               45,033

----------------------------------------------------------------------------------------------------------------
Cash and term deposits, end of year                       $  1,154,678         $    403,814         $    885,751
================================================================================================================

See accompanying notes to consolidated financial statements.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

________________________________________________________________________________

1.   Operations:

     The Company is incorporated under the laws of British Columbia, Canada and its primary business activity is the development and sales of a proprietary brand of golf clubs.


2.   Significant accounting policies:

     (a)  Basis of presentation:

          The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

          The consolidated financial statements include the accounts of the Company and the following subsidiaries:

                    Subsidiary                         Percentage ownership
                    ----------                         --------------------

                    Carbite, Inc.                               100%
                    AGS Acquisition Corp.                       100%
                    Printer Graphics Inc.                        90%

          All material intercorporate transactions and balances have been eliminated upon consolidation.

          During the year ended December 31, 1997 the following transactions occurred:

          (i) On August 29, 1997, the Company acquired 90% of the outstanding shares of Printer Graphics Inc. for $7,615.

          (ii) On September 3, 1997 the Company's newly incorporated, wholly-owned subsidiary, AGS Acquisition Corp., acquired 100% of the outstanding shares of Advanced Golf Systems Inc. in exchange for 700,000 shares of the Company and 700,000 share purchase warrants, for a total deemed purchase price of $362,460. Immediately following the acquisition, Advanced Golf Systems Inc. was merged into AGS Acquisition Corp.

          (iii) On September 3, 1997, the Company's newly incorporated, wholly-owned subsidiary, Carbite Acquisition Corp., acquired the remaining 50% of the outstanding shares of Carbite, Inc. in exchange for 7,078,872 shares of the Company and 912,524 share purchase warrants, for a total deemed purchase price of $3,665,435. As part of the purchase, the Company also issued 607,000 share options to a director, who previously held 607,000 options of Carbite, Inc. Immediately following the acquisition, Carbite, Inc. was merged into Carbite Acquisition Corp. In fiscal 1998, Carbite Acquisition Corp. changed its name to Carbite Inc.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------

2.   Significant accounting policies (continued):

     (a)  Basis of presentation (continued):

          These transactions have been accounted for using the purchase method with the results of operations of the acquired subsidiaries included in the financial statements from the dates of acquisition. Aggregate acquisition costs of $3,260,256 were allocated as follows:

          ------------------------------------------------------------------------------------------------
                                             Printer Graphics           Advanced Golf              Carbite
                                                         Inc.            Systems Inc.                 Inc.
          ------------------------------------------------------------------------------------------------
          Assets acquired:
            Non-cash current assets                  $ 75,399               $  15,000           $3,112,748
            Capital assets                             45,038                       -              245,135
            Investment in joint venture                     -                 944,077                    -
            Goodwill                                   12,325                (589,138)           2,974,384
            Deferred costs                                  -                       -              148,647
            ----------------------------------------------------------------------------------------------
                                                      132,762                 369,939            6,480,914

          Liabilities assumed:
            Current liabilities                        98,913                   9,036              902,367
            Non-current liabilities                    47,303                       -            1,004,005
            50% Existing equity ownership                   -                       -            1,661,735
            ----------------------------------------------------------------------------------------------
                                                      146,216                   9,036            3,568,107

          ------------------------------------------------------------------------------------------------
          Net non-cash assets acquired              $ (13,454)              $ 360,903           $2,912,807
          ------------------------------------------------------------------------------------------------

          Advanced Golf Systems Inc. held a 49% interest in the Viper Bite joint venture with Carbite Inc., which held the other 51% interest. This joint venture was effectively terminated upon the completion of these acquisitions.

     (b)  Inventory:

          Inventory is valued at the lower of cost and net realizable value.

     (c)  Investment in Carbite, Inc.:

          From March 15, 1996 up to the completion of the acquisition of Carbite, Inc. (Note 2(a)), the investment in Carbite, Inc. was accounted for using the equity method. Prior to March 15, 1996, the investment was accounted for using the cost method. Under the equity method, the original cost of the shares was adjusted for the Company's share of post-acquisition earnings or losses less dividends. The excess of the cost of the shares of Carbite, Inc. over the net book values of the net assets on the date of acquisition amounted to $538,481. This excess related to the goodwill and certain intangible assets of Carbite, Inc. and was being amortized on a straight-line basis over ten years. Upon the completion of the acquisition, the unamortized balance was added to goodwill.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------


2.   Significant accounting policies (continued):

     (d)  Deferred costs:

          Deferred costs are related to the development and promotion of the products of Carbite, Inc. The costs are being amortized on a straight-line basis over a maximum five year period, depending on the nature of the costs.

     (e)  Capital assets:

          Capital assets are stated at cost. Depreciation is provided over the estimated useful lives of the assets.

     (f)  Goodwill:

          Goodwill, representing the excess of cost over net assets of subsidiaries acquired and certain intangible assets purchased, is amortized using the straight-line method over ten years. The Company assesses the continuing value of goodwill each year by considering current operating results, trends, and prospects. In the year of an impairment in value, the goodwill will be reduced by a charge to earnings.

     (g)  Patents and trademarks:

          Patents and trademarks represent all costs incurred to obtain these intangible assets. The patents and trademarks are amortized using the straight-line method over ten years. The Company assesses the continuing value of patents and trademarks each year by considering operating results, trends, and prospects. In the year of an impairment in value, the patents will be reduced by a charge to earnings.

     (h)  Foreign currency translation:

          The Company has adopted the United States dollar as its reporting currency (Note 3), which is also its functional currency. The Company and its subsidiaries are considered to be integrated operations and the accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period other than depreciation and amortization which are translated at the same rates of exchange as the related assets. The net effect of the foreign currency translation is included in current operations.

     (i)  Use of estimates:

          These financial statements have been prepared in accordance with generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------


3.   Change in reporting currency:

     Prior to January 1, 1997 the consolidated financial statements of the Company were expressed in Canadian ("Cdn") dollars. As a result of a significant portion of revenues, expenses and assets being denominated in United States ("U.S.") dollars, the U.S. dollar became the principal currency of the Company's business. Accordingly, the U.S. dollar was adopted as the reporting currency for the consolidated financial statements of the Company effective for its fiscal year ended December 31, 1997.

     The 1996 financial statements were restated to reflect the U.S. dollar as the reporting currency. The accounts were translated using the temporal method (Note 2(g)).

4.   Inventory:

     ---------------------------------------------------------------------------
                                                              1998          1997
     ---------------------------------------------------------------------------

     Golf inventory:
       Raw materials                                    $  936,237    $1,058,663
       Finished goods                                    1,063,014     1,001,127
       -------------------------------------------------------------------------
                                                         1,999,251     2,059,790

     Printing supply inventory                                   -        11,877

     ---------------------------------------------------------------------------
                                                        $1,999,251    $2,071,667
     ---------------------------------------------------------------------------


5.   Capital assets:

     ---------------------------------------------------------------------------
                                                              1998          1997
     ---------------------------------------------------------------------------

     Office and computer equipment                      $  151,523    $  162,513
     Manufacturing equipment                               432,936       248,457
     Printing equipment                                          -        58,575
     Automotive equipment                                    6,785         6,785
     Leasehold improvements                                 20,430        39,406
     ---------------------------------------------------------------------------
                                                           611,674       515,736

     Less: accumulated depreciation                        226,568       210,327

     ---------------------------------------------------------------------------
                                                        $  385,106    $  305,409
     ---------------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------


6.   Long-term debt:

     ---------------------------------------------------------------------------
                                                              1998          1997
     ---------------------------------------------------------------------------

     Bank loan, payable in monthly
      instalments of $1,501 including
      interest at bank prime rate plus 1.75%
      per annum, due November 2002                         $57,550        $    -

     Less current portion                                   12,960             -

     ---------------------------------------------------------------------------
                                                           $44,590        $    -
     ---------------------------------------------------------------------------

     The Company has secured an operating line of credit of $300,000. The operating line of credit bears interest at bank prime rate plus 2% per annum. The Company has not drawn on the operating line as at year end.

     The above bank loan and operating line of credit, are secured by assignment of inventories, accounts receivable, equipment, and assignment of insurance proceeds.

     Principal repayments for the next four years are as follows:
          1999                                             $12,960
          2000                                             $14,250
          2001                                             $15,700
          2002                                             $14,640

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------

7.   Share capital:

     Authorized:
     50,000,000 Common shares with no par value

     Issued:

     -----------------------------------------------------------------------------------------------------------------
                                                                                        Number
                                                                                     of shares             Amount
     -----------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1995                                                     5,586,751           $2,274,790

     Issued in 1996:
          For cash (net of financing costs of $46,468)                              3,381,785            1,893,302
          For services                                                                150,000               27,592

     -----------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1996                                                     9,118,536            4,195,684

     Issued in 1997:
          For cash                                                                    530,000              434,826
          For acquisition of subsidiaries                                           7,778,872            4,027,895
          For services                                                                150,000               26,969

     -----------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1997                                                    17,577,408            8,685,374

     Escrow shares cancelled (Note 7(a))                                             (125,000)                   -
     Issued in 1998:
          For cash (net of financing costs of $92,770)                              2,044,617              691,537
          For settlement of debt                                                      358,666              150,510
          For conversion of debenture                                                 678,750              250,000

     -----------------------------------------------------------------------------------------------------------------
     Balance, December 31, 1998                                                    20,534,441           $9,777,421
     -----------------------------------------------------------------------------------------------------------------

     (a)  Escrow shares:

          As at December 31, 1997, 125,000 of the issued shares were held subject to an escrow agreement. The approval of the regulatory authorities was required for the transfer or release of these shares. In fiscal 1998, these shares were cancelled for nil proceeds.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------


7.   Share capital (continued):

     (b)  Share options:

          The following share options were outstanding at December 31, 1998:

          ---------------------------------------------------------------------------------------------------------
                                                              Number             Exercise                  Expiry
                                                           of Shares                Price                    Date
          ---------------------------------------------------------------------------------------------------------
                                                                                   (CAD$)
          Director                                            20,000                 0.60         October 1, 1999
          Employees                                          162,500                 0.80          April 14, 2000
          Director                                           250,000                 0.60            July 1, 2000
          Directors                                          329,240                 0.60         October 1, 2002
          Employees                                          126,000                 0.60         October 1, 2002
          Employees                                            7,500                 0.60        December 9, 2002
          Director                                           607,000                 0.01           March 1, 2003
          Directors                                          250,000                 0.60           March 3, 2003
          Employees                                          659,000                 0.60           March 3, 2003

          ---------------------------------------------------------------------------------------------------------
                                                           2,411,240
          ---------------------------------------------------------------------------------------------------------

          No compensation resulted in the granting of these options.

     (c)  Share purchase warrants:

          The following share purchase warrants were outstanding at December 31, 1998:

          ---------------------------------------------------------------------------------------------------------
                                                              Number             Exercise                  Expiry
                                                           of Shares                Price                    Date
          ---------------------------------------------------------------------------------------------------------
                                                                                   (CAD$)
          Warrants                                         1,454,545                 0.55       February 20, 1999
          Warrants                                           700,000                 0.80          August 5, 1999
          Warrants                                           678,750                 0.52       November 30, 2000

          ---------------------------------------------------------------------------------------------------------
                                                           2,833,295
          ---------------------------------------------------------------------------------------------------------


8.   Printing operations:

     --------------------------------------------------------------------------------------------------------------
                                                                       Six months ended         Four months ended
                                                                          June 30, 1998         December 31, 1997
     --------------------------------------------------------------------------------------------------------------
     Revenue                                                                   $128,492                  $114,782
     Cost of sales                                                               95,856                    73,298
     --------------------------------------------------------------------------------------------------------------
                                                                                 32,636                    41,484
     General and administrative expenses                                         84,661                    65,561

     --------------------------------------------------------------------------------------------------------------
     Loss from printing operations                                             $(52,025)                $ (24,077)
     --------------------------------------------------------------------------------------------------------------

     In June 1998 the Company ceased its printing operations.

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------


9.   Income taxes and investment tax credits:

     The 1998 income tax expense provision is comprised of California State income taxes. No provision has been recorded for U.S. Federal income taxes, as the taxable income has been applied against Federal net operating loss carryforwards which were previously not reflected in the accounts.

     The Company has losses for tax purposes of approximately CAD $2,010,000 which are available to offset future years' taxable income in Canada expiring as follows:

                    1999                                   CAD    $  142,000
                    2000                                             113,000
                    2001                                              97,000
                    2002                                             172,000
                    2003                                             475,000
                    2004                                             641,000
                    2005                                             370,000
                                                                   ---------

                                                           CAD    $2,010,000
                                                                   =========

     The Company has unclaimed research and development expenditures of approximately CAD $474,000 which can be deducted for income tax purposes in Canada in future years at the Company's discretion.

     The possible income tax benefits of the Canadian losses and Canadian unclaimed research and development expenditures have not been reflected in the accounts.

10.  Related party transactions:

     The following amounts were paid to directors and officers of the Company:

     --------------------------------------------------------------------------------------------------------------
                                                                1998                1997                     1996
     --------------------------------------------------------------------------------------------------------------
     Wages and fees to directors                            $ 14,231                $41,528               $34,910

     Management salaries paid to
       directors post Carbite, Inc.
       acquisition (Note 2(a))                              $375,215                $70,486               $     -

     Royalties paid to a director post
       Carbite, Inc. acquisition
       (Note 2(a))                                          $168,445                $30,199               $     -

     Consulting fees paid to a company
       controlled by a director                             $      -                $30,000               $     -

     Wages and fees paid to an officer                      $ 84,537                $20,945               $     -

     Interest paid to directors                              $ 3,548                $     -               $     -
     --------------------------------------------------------------------------------------------------------------

CARBITE GOLF INC.
Notes to Consolidated Financial Statements
(Expressed in U.S. dollars unless otherwise noted)

Years ended December 31, 1998, 1997 and 1996

--------------------------------------------------------------------------------


10.  Related party transactions (continued):

     These transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.


11.  Earnings per share:

     The earnings per share figures are calculated using the weighted average monthly number of shares outstanding during the respective fiscal years, which was 19,074,032 in 1998, 12,186,147 in 1997, and 7,914,341 in 1996.
     The effect of the exercise of share options and share purchase warrants outstanding is not materially dilutive in 1998, and antidilutive in 1997 and 1996.

12.  Subsequent event:

     Subsequent to December 31, 1998 warrants were exercised for 1,159,398 common shares at CAD $.55 per share, for total proceeds of CAD $637,669.


13.  Fair value of financial instruments:

     For certain of the Company's financial instruments including accounts receivable, accounts payable and accrued liabilities, and lease obligation, the carrying amounts approximate fair value due to the immediate or short-term maturity of these financial instruments.

     The carrying value for long-term debt approximates fair value because the borrowing rate is similar to the current rates presently available to the Company for loans with similar terms and maturity.

14.  Uncertainty due to the Year 2000 Issue:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                               CARBITE GOLF INC.
              CONSOLIDATED BALANCE SHEETS (Stated in US Dollars)
                          September 30, 1999 and 1998
                                  (Unaudited)

ASSETS                                                 September 30          September 30
                                                           1999                  1998
                                                       -----------------------------------
CURRENT ASSETS
        Cash                                           $   1,066,715         $   1,360,824
        Trade Receivables                                  2,049,588             1,075,695
        Inventory                                          2,684,377             2,087,290
        Other Receivables                                    116,368               113,897
        Prepaid Expenses                                     291,459               458,663

                                                       -----------------------------------
        Total Current Assets                               6,208,507             5,096,369
                                                       -----------------------------------

CAPITAL ASSETS (Net of Depr)                                 616,508               403,723

OTHER ASSETS
        Goodwill                                           2,295,304             2,585,319
        Investment in Carbite Inc.
        Deferred Costs - Merger                              151,986               268,447
        Notes Receivable - Carbite Inc.
        Patents                                               70,095                18,077
        Infomercial (Net of Amort)                            63,584               150,248
        Deposits                                               2,016                 2,016

                                                       -----------------------------------
        Total Other Assets                                 2,582,985             3,024,107
                                                       -----------------------------------

                                                       -----------------------------------
TOTAL ASSETS                                           $   9,408,000         $   8,524,199
                                                       ===================================

        LIABILITIES AND EQUITY

LIABILITIES
        Accounts Payable                                     554,445            $  604,728
        Accrued Expenses                                      23,581
        Line of Credit                                       240,865
        Income Taxes Payable                                 396,122
        Short Term Note Payable                                                    500,000


                                                       -----------------------------------
        Total Liabilities                                  1,215,013             1,104,728
                                                       -----------------------------------

SHAREHOLDERS EQUITY
        Share Capital                                     10,437,829             9,562,649
        Retained Earnings (Def)                           (2,457,542)           (2,699,172)
        Foreign Exchange Adjustment                            7,506                 2,555
        Net Income (Loss) - YTD                              205,194               553,439

                                                       -----------------------------------
        Total Stockholders Equity                          8,192,987             7,419,471
                                                       -----------------------------------

                                                       -----------------------------------
TOTAL LIABILITIES & EQUITY                             $   9,408,000         $   8,524,199
                                                       ===================================

                               CARBITE GOLF INC.
         CONSOLIDATED STATEMENTS OF OPERATIONS (Stated in US Dollars)
    NINE MONTHS ENDING SEPTEMBER 30, 1999 with comparative figures for 1998
                                  (Unaudited)

                                                       September 30          September 30
                                                            1999                 1998
                                                       -----------------------------------
Sales                                                  $  14,062,812         $  12,168,503

Cost of Sales                                              7,142,713             5,017,305
                                                       -----------------------------------

Gross Profit                                               6,920,099             7,151,198

Operating Expenses                                         5,730,869             5,980,105

                                                       -----------------------------------
Net Income from Operations                                 1,189,230             1,171,093
                                                       -----------------------------------

Other Income (Expenses)                                       (7,866)              (39,372)
Research and Development                                    (341,703)             (241,744)
Amortization of Goodwill & Deferred Costs                   (304,883)             (304,868)
Gain on Discontinued Printing Operations                      68,138
Loss on Disposal of Fixed Assets                                                   (31,670)
                                                       -----------------------------------
Net Income before Taxes                                      602,916               553,439
                                                       -----------------------------------
Provision for Income Taxes                                  (397,722)                    0
                                                       ===================================
Net Income after Taxes                                 $     205,194         $     553,439
                                                       ===================================

                               CARBITE GOLF INC.
       STATEMENT OF CHANGES IN FINANCIAL POSITION (Stated in US Dollars) NINE MONTHS ENDED SEPTEMBER 30, 1999 with comparative figures for 1998
                                  (Unaudited)

                                                       September 30          September 30
Cash provided by (used for):                               1999                  1998
                                                       -----------------------------------
Operating Activities
        Income (Loss)                                  $     205,194         $     553,439
        Add (deduct)
        Items not affecting working capital
        Depreciation                                         122,713                38,808
        Amortization                                         113,203                89,787
        Gain on discontinued printing operations             (68,138)
        Net increase in non-cash operating
        working capital relating to operations            (1,603,243)           (1,180,466)

        Subtotal                                          (1,230,271)             (498,432)
                                                       -----------------------------------

Investing Activities
        Purchase of capital assets                          (370,285)             (181,793)
        Leasehold Improvements                                                     (20,430)
        Disposed Assets                                                             65,101
        Amortization of Deferred Costs                       304,845               304,868
        Other Assets                                         (42,292)              (92,134)
                                                       -----------------------------------
        Total                                               (107,732)               75,612
                                                       -----------------------------------

Financing Activities
        Issuance of Common Shares                            660,408               877,275
        Short Term Note Payable                                                    500,000
        Bank Line of Credit                                  183,315
        Income Taxes Payable                                 396,122
        Adjustment in Retained Earnings                        2,689
        Foreign Exchange Adjustment                            7,506                 2,555
                                                       -----------------------------------
        Total                                              1,250,040             1,379,830
                                                       -----------------------------------

Increase (decrease) in cash position                         (87,963)              957,010
Cash position at beginning of period                       1,154,678               403,814
                                                       -----------------------------------
Cash position at end of period                             1,066,715         $   1,360,824
                                                       ===================================

                                   PART III

                               INDEX OF EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION
---------------------

   2.1 Agreement and Plan of Merger between Carbite, Inc., Carbite Golf, Inc. and Carbite Acquisition Corp. dated June 6, 1996*

   2.2 Agreement between Advanced Golf Systems, Inc. and Carbite Golf, Inc. dated September 24, 1996*

   3.1    Amended and Restated Articles of Incorporation and Bylaws of the
          Company*

   4.1    Specimen Common Stock Certificate*

   4.2    Form of Warrant*

  10.1 Royalty Agreement between Carbite, Inc. and C. S. Shira dated March 1, 1993*

  10.2 Employment Agreement between the Company and Chester S. Shira dated September 3, 1997*

  10.3 Employment Agreement between the Company and Michael A. Spacciapolli dated September 3, 1997*

  10.4 License Agreement between Carbite Golf Company and Taylor Made Golf dated January 1, 1995 and Amendment dated March 4, 1997*

  10.5 License Agreement between Carbite, Inc. and K Z Golf, Inc. dated October 28, 1998*

  10.6 Endorsement Agreement between Carbite Golf, Inc., Carbite, Inc. and Fuzzy Zoeller Productions, Inc. dated August 20, 1999*

  10.7 Loan Agreement dated April 13, 1998 between the Company and James A. and Susan V. Henderson as Co-Trustees of the Henderson Living Trust*

  10.8 Lease Agreement dated January 6, 1998 between Carbite, Inc. and Nancy Ridge Technology Center, LLC relating to the facilities at 6330 Nancy Ridge Road, San Diego, CA 92121*

  10.9    Form of Stock Option Agreement*

  10.10   Employee Confidentiality and Invention Agreement*

  10.11 Commercial Security Agreement between Carbite, Inc. and Scripps Bank dated May 15, 1999**

  10.12 Trademark License Agreement between Carbite Golf, Inc. and Daiwa Seiko, Inc. dated September 16, 1999*

  10.13 Exclusive Distribution Agreement between Carbite Golf, Inc. and Daiwa Seiko, Inc. dated September 16, 1999*

  13.     Form F-X Appointment of Agent for Service of Process and Undertaking*

  27      Financial Data Schedule*

__________________________
    *     Filed herewith
    **    To be filed by amendment

                                     III-1

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CARBITE GOLF, INC.


Date: December 21, 1999                  By:    /s/ Michael A. Spacciapolli
                                             -------------------------------
                                               Michael A. Spacciapolli
                                               Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael A. Spacciapolli and Chester S. Shira, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Signature                              Title                               Date

  /s/ Michael A. Spacciapolli      Director and Chief Executive Officer    December 21, 1999
-----------------------------
Michael A. Spacciapolli

  /s/ Chester S. Shira             Chairman of the Board and Director of   December 21, 1999
-----------------------------      Research and Development
Chester S. Shira

  /s/ Randie Burrell               Chief Financial Officer                 December 21, 1999
-----------------------------
Randie Burrell

  /s/ David Nairne                 Director                                December 21, 1999
-----------------------------
David Nairne

  /s/ James Henderson              Director                                December 21, 1999
-----------------------------
James Henderson


                                     III-2